Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

THAT'S EATERTAINMENT CORP.
7377 E. Doubletree Ranch Rd., Suite 280
Scottsdale, AZ 85258
www.modernround.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: THAT'S EATERTAINMENT CORP.
Address: 7377 E. Doubletree Ranch Rd., Suite 280, Scottsdale, AZ 85258
State of Incorporation: NV
Date Incorporated: November 21, 2013

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

Maximum subject to adjustment for bonus shares. See Bonuses below

Perks*

$250 - One Modern Round Membership (Lifetime)

$500 - Two Promo Cards*, 10% Bonus Shares, and One Modern Round Membership (Lifetime)

$1,000 - Four Promo Cards*, 15% Bonus Shares, and One Modern Round Membership (Lifetime)

$2,500 - Ten Promo Cards*,20% Bonus Shares, and One Modern Round Membership (Lifetime)

$5,000 - Twenty Promo Cards*, 25% Bonus Shares, and One Modern Round Membership (Lifetime)

$10,000 - Fourty Promo Cards*, 30% Bonus Shares, and One Modern Round Membership (Lifetime)

Promo Cards: Provides for two (2) hours of shooting at any Modern Round shooting lounge across the country. They have no expiration.

All perks occur after the offering is closed.

The 10% Bonus for StartEngine Shareholders

THAT'S EATERTAINMENT CORP. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

THAT'S EATERTAINMENT CORP. (the "Company") conducts operations through Modern Round, Inc., and its wholly owned subsidiaries, MR Peoria, LLC and MR Riverview, LLC, and THAT'S DEVELOPMENT, INC. and its wholly owned subsidiary, Union Brickyard Development, LLC. Modern Round, Inc. is a first mover virtual shooting entertainment concept. The Company opened its first Modern Round location in June 2016. Modern Round is an exhilarating and empowering entertainment concept for the adrenaline seeker in all of us. It's part social gaming meets part upscale lounge. You'll experience state-of-the-art technology that feels as if you've been dropped right into the action. From zombie outbreaks to retro Duck Hunter there's surely something that will bring your night to the next level. The Company conducts its technology development and new concept creation through THAT'S DEVELOPMENT, INC. We conduct our Modern Round operations in Peoria, AZ through MR Peoria, LLC. MR Riverview, LLC was formed to operate our Modern Round location planned for Mesa, AZ. We currently have Modern Round shooting lounges in four (4) Lucky Strike Entertainment, LLC locations; Albany, NY, West Nyack, NY, Manhattan, and Chicago, IL. Union Brickyard Development, LLC was created to develop and operate our planned Riverview Social multiple concept site in Mesa, AZ, that will include, among other concepts, a Modern Round and a Morning Ritual that is more fully described below. We are currently negotiating the lease for Riverview Social. The Riverview Social project is not developed and is subject to financing risk and other issues.

Competitors and Industry

Although we believe that there is no existing eatertainment concept similar to ours, the out-of-home entertainment market is highly competitive. We compete for guests' discretionary entertainment dollars with various providers of out-of-home entertainment, including localized attraction facilities such as movie theaters, sporting events, bowling alleys, driving ranges, video game arcades, shooting ranges, gun clubs, night clubs, and restaurants. We also face competition from local establishments and restaurants that are highly competitive with respect to price,

quality of service, location, ambiance, and type and quality of food.

Current Stage and Roadmap

We opened our first location in June 2016 in Peoria, Arizona's P83 Entertainment District, which is adjacent to the Peoria Sports Complex and includes, among other things, a theater complex, several national restaurant chains, and other national retailers. As described above, we are currently negotiating a lease for Riverview Social that will include a second Modern Round standalone location and are evaluating potential sites in Dallas, and Houston, Texas; Scottsdale, Arizona; and other markets. Modern Round partnered with Lucky Strike Entertainment in October 2017 and opened its first licensed location in Lucky Strike's Albany, NY site. The relationship has expanded to now include Modern Round locations in Lucky Strike's Manhattan, Chicago and West Nyack, NY sites. Modern Round has initiated its new licensing program and installed shooting lounges in Apex Entertainment's Syracuse, NY location in December 2018. With the successful creation of the Modern Round experience, the Company has developed a lifestyle driven breakfast/brunch concept called Morning Ritual that features a craft Mimosa bar. As described above, the Company is currently negotiating a lease for Riverview Social that will include the first location.

The Team

Officers and Directors

Name: Ronald L. Miller, Jr.

Ronald L. Miller, Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Chief Financial Officer, and Secretary
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Responsible for overseeing all accounting, financial reporting, budgeting and treasury functions. Position involves senior management leadership, strategic analysis, operational analysis and board and investor relations.

Name: Mitchell A. Saltz

Mitchell A. Saltz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board of Directors
  Dates of Service: December 31, 2015 - Present
  Responsibilities: The Chairman of the Board manages and provides leadership to the Board of Directors of the Company. He also serves as a liaison between the

Board and management of the Company.

Other business experience in the past three years:

- **Employer:** Quest Resource Holding Corporation
  Title: Chairman of the Board of Directors
  Dates of Service: October 31, 2012 - Present
  Responsibilities: Mr. Saltz manages and provides leadership to the Board of Directors of the Company.

Other business experience in the past three years:

- **Employer:** American Outdoor Brands
  Title: Member of the Board of Directors
  Dates of Service: October 31, 1998 - Present
  Responsibilities: As a board member, Mr. Saltz oversees the activities of the corporation

Other business experience in the past three years:

- **Employer:** VIRTRA, INC.
  Title: Member of the Board of Directors
  Dates of Service: December 31, 2016 - Present
  Responsibilities: As a board member, Mr. Saltz oversees the activities of the Company

Name: Barry M. Monheit

Barry M. Monheit's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice Chairman of the Board
  Dates of Service: December 31, 2015 - Present
  Responsibilities: As Vice Chairman, Mr. Monheit oversees the activities of the Company

Other business experience in the past three years:

- **Employer:** American Outdoor Brands Corporation
  Title: Chairman of the Board
  Dates of Service: February 01, 2004 - Present
  Responsibilities: Mr. Monheit manages and provides direction to the board of directors of the corporation

Other business experience in the past three years:

- **Employer:** Quest Resource Holding Corporation
  Title: Member of the Board of Directors
  Dates of Service: October 30, 2012 - Present
  Responsibilities: As a board member, Mr. Monheit oversees the activities of the corporation

Name: Chris C. Castille

Chris C. Castille's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Chris works as the lead in technology for the Modern Round Team.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We face significant market competition

We will compete with larger, established companies who currently have products or services in the market and/or various respective product and services development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products or services earlier than us, or superior products and services than those developed by us. There can be no assurance that competitors will render our technology or services obsolete or that the services developed by us will be preferred to any existing or newly developed technologies or services. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

THAT'S EATERTAINMENT CORP. was formed on November 21, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. THAT'S EATERTAINMENT CORP. has incurred a net loss and has had limited revenues generated since inception. We had a stockholder's deficit of $6.2 million at 12/31/2017. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our growth strategy depends on our ability to open additional facilities and operate them profitably

A key element of our growth strategy is our ability to open additional facilities in locations that we believe will provide attractive returns on investment. Our ability to open new facilities on a timely and cost-effective basis, or at all, will depend on a number of factors, many of which are beyond our control, including the need to raise either debt or equity financing.

We may not be able to achieve and maintain profitability

Our ability to achieve and maintain profitability depends upon numerous factors, including our ability to generate revenue and our ability to control expenses. We may incur significant losses in the future for several reasons, including the other risks described herein and our ongoing depreciation and amortization expenses.

We may not be able to compete favorably in the highly competitive out-of-home entertainment market, which could have a material adverse effect on our business, operating results, or financial condition.

The out-of-home entertainment market is highly competitive. We compete for guests' discretionary entertainment dollars with various providers of out-of-home entertainment, including localized attraction facilities, such as movie theatres, sporting events, bowling alleys, driving ranges, video game arcades, nightclubs, sports bars, shooting ranges and gun clubs, and restaurants. Many of the entities operating

these businesses are larger and have significantly greater financial resources, a greater number of facilities, have been in business longer, have greater name recognition, and are better established in the markets where our facilities are located, or are planned to be located. As a result, they may be able to invest greater resources than we can in attracting guests, and may succeed in attracting guests who may otherwise visit our facilities.

Our operations will be susceptible to the availability and cost of food and other supplies, in most cases from a limited number of suppliers, which will subject us to possible risks of shortages, interruptions, and price fluctuations.
Our profitability will depend in part on our ability to anticipate and react to changes in supply costs. If we must pay higher prices for the food, beverages, and other supplies used in our business, our operating costs may increase, and our operating results could be adversely affected, if we are unable or unwilling to pass such cost increases on to our guests.

We may lose guests and significant revenue and fail to attract new guests if our existing virtual shooting scenario content and technology become less desirable or obsolete, or if we fail to develop and introduce new entertainment offerings with broad appeal or fail to do so in a timely or cost-effective manner.
The introduction of new forms of entertainment by our competitors or the development of new technology could render our existing or future virtual shooting scenario content and replica firearms technology less desirable or obsolete. Consequently, our financial performance and growth depends upon our ability to enhance and improve our existing content and technology, develop and successfully introduce new content and technology that generate interest among our guests, and expand our eatertainment concept in new markets. As our existing technology matures, encouraging guests to visit our entertainment facilities on multiple occasions may become more challenging unless new virtual shooting scenario content and technology provide features and functionality that attract guests.

We may not be able to operate our facilities, or obtain and maintain licenses and permits necessary for such operation, in compliance with laws, regulations, and other requirements, which could adversely affect our business, operating results, and financial condition.
We are subject to various federal, state, and local laws and regulations affecting our business. Each facility may be subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement, health, safety, and fire agencies in the state, county, or municipality in which the facility is located. Each facility will be required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In some states, the loss of a license for cause with respect to one location, may lead to the loss of licenses at all locations in that state or could make it more difficult to obtain additional licenses in that state.

Changes in laws, regulations, and other requirements could adversely affect our

business, operating results, and financial condition.

We also will be subject to federal, state, and local environmental laws, regulations, and other requirements. More stringent and varied requirements of state and local governmental bodies with respect to zoning, land use, and environmental factors could delay or prevent development of new facilities in particular locations. Environmental laws and regulations also govern, among other things, discharges of pollutants into the air and water as well as the presence, handling, release, and disposal of and exposure to hazardous substances. These laws provide for significant fines and penalties for noncompliance.

We may face labor shortages that could slow our growth and adversely impact our ability to operate our facilities.

The successful operation of our business depends upon our ability to attract, motivate, and retain a sufficient number of qualified executives, managers, and other employees. From time to time, there may be a shortage of labor in certain of the markets in which our facilities are located. Shortages of labor may make it increasingly difficult and expensive to attract, train, and retain the services of a sufficient number of qualified employees and could delay the planned openings of new facilities or adversely impact our then-existing facilities.

The delivery of our virtual shooting scenario content depends upon our ability to adequately maintain our local servers and cloud-based infrastructure.

We rely on a combination of local servers and a cloud-based platform to store and deliver our virtual shooting scenario content. Although we expend considerable effort to ensure that our servers and platform perform, and can handle existing and anticipated capacities across all our locations, we are dependent upon third parties to meet the capacity and performance requirements of our guests, and we may not be able to maintain adequate performance and capacity requirements during peak times or spikes in our virtual shooting lounge usage. If this happens, our revenues could be adversely impacted and the user experience may not be good.

Our growth strategy may require significant additional funds to open new facilities, including funds for construction, tenant improvements, furniture, fixtures, equipment, training of employees, permits, and other expenditures.

In the future, we may seek additional equity or debt financing to provide funds for the expansion of our business. We cannot predict the timing or amount of any such financing requirements at this time. Such financing may not be available if and when we need it or may not be available on satisfactory terms. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stockbridge Enterprises, LP (98% owned by Barricade Enterprises, LP (67% owned by Mitchell Saltz))	3,890,000	Common Stock	40.8
Black Powder Management, LLC (100% owned by Mitchell Saltz)	1,112,047	Convertible Promissory Notes	11.7
Barricade Enterprises Limited Partnership (100% owned by Mitchell Saltz)	510,000	Common Stock	5.3

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 9,540,111 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount of outstanding common stock of 9,540,111 shares includes 2,908,111 to be issued from conversion of outstanding notes. Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not

intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences. The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

The Preferred Stock is to be designated in classes or series and the voting power, among other designations shall be determined by the Board of Directors in its sole discretion.

Material Rights

The total number of shares of Preferred Stock which the Corporation is authorized to issue is Ten Million (10,000,000) shares, par value $0.001 per share, to be designated in classes or series and the number of each class or series and the voting powers, designations, preferences, limitations, restrictions, relative rights, and distinguishing designation of each class or series of stock as the Board of Directors shall determine in it's sole discretion.

Convertible Promissory Notes

The amount of securities outstanding is 450,000.

Material Rights

See Exhibit B to Form C: Financial Statements for additional information.

Convertible Notes 2017 Total Amount

Convertible Notes Payable

In November and December 2015, prior to the merger, our wholly-owned subsidiary, Modern Round, Inc., issued 8% convertible promissory notes in a private placement in the aggregate principal amount of $1,275,000, of which $775,000 was issued to independent third parties and $500,000 was issued to certain related parties. In January 2016, we approved a private placement of up to $5,000,000 of 8% convertible promissory notes. On August 10, 2016, we closed our convertible debt offering, pursuant to which investors subscribed to $1,875,000 in aggregate principal amount of convertible promissory notes.

All the convertible notes payable mature between November 2017 and August 2018. Eight percent interest is accrued and compounds annually, and is due in one payment with the principal at the notes' maturity. The holders have the right to convert their principal and accrued interest balance into common stock shares of the company at a price equal to $2.46 per share. During the second quarter of 2017 we issued $125,000 of promissory notes in a private placement to independent third parties.

The convertible notes payable mature between April and May 2019. Eight percent interest is accrued and compounds annually, and is due in one payment with the principal at the notes' maturity. The holders have the right to convert their principal and accrued interest balance into common stock shares of the company at a price equal to $2.46 per share.

On November 16, 2017 two related party holders exercised their right to convert the notes into common stock shares. The holders converted $400,000 of notes, as well as accrued interest of $64,088, and additional incentive interest of $66,560.

On December 29, 2017 four holders exercised their right to convert the notes into common stock shares. The holders converted $425,000 of notes, as well as accrued interest of $66,257, and additional incentive interest of $70,720.

At December 31, 2017 and 2016, the outstanding principal balance of the promissory notes and accrued interest were convertible into approximately 1,132,694 and 1,366,949 shares of our common stock, respectively.

We incurred $252,855 and $206,825 in interest expense during the years ended December 31, 2017 and 2016, respectively, related to the Convertible Notes Payable.

Notes Payable – Other

In December 2016, we converted two accounts payable vendor balances totaling $235,920 into notes payable. The notes were payable by March 31, 2017, or sooner if certain specific conditions were met.

In April 2017, we reached an extension agreement related to one of the notes for $150,000. Under the terms of the extension, we were to make 8 equal payments starting May 1, 2017. As of December 31, 2017, the note has an outstanding balance of $37,500. The balance of $37,500 and $150,000 is included in short-term notes payable on the balance sheet at December 31, 2017 and 2016, respectively. The balance as of December 31, 2017 was paid during 2018.

In April 2017, we reached an extension agreement related to the other note for $85,920. Under the terms of the extension, an initial payment of $10,000 was to be paid on April 15, 2017 with equal monthly payments of $7,475 through February 2018, and a residual payment of $4,950. The balance of $19,156 and $85,920 is included in short-term notes payable on the balance sheet at December 31, 2017 and 2016, respectfully. The balance of the note was satisfied during 2018.

In January 2017 we converted another account payable vendor balance totaling

$132,865 into a note. The note payable was originally established with 0% interest and a maturity date of March 31, 2017. In April, 2017, we agreed to the outline of an extension agreement through March 31, 2018 with 8% interest assessed. The extension had not been ratified by the vendor as of December 31, 2017. The balance of $67,760 is included in short-term notes payable on the balance sheet at December 31, 2017. The balance of the note was repaid during 2018.

Future Minimum Payments – Notes Payable

Future minimum payments of notes payable as of **December 31, 2017** is as follows:

<u>2018</u>

Convertible Notes Payable: $500,000

Notes Payable (Other): $124,416

Total: $624,416

<u>2019</u>

Convertible Notes Payable: $1,850,000

Notes Payable (Other): -

Total: $1,850,000

<u>2020</u>

Convertible Notes Payable: $100,000

Notes Payable (Other): -

Total: $100,000

As of December 31, 2017, we were past due on $450,000 of the notes payable. However, through the 2017 financial statement issuance date of January 7, 2019, the notes payable-other were satisfied in full, $1,750,000 of the convertible notes had been converted to equity, $250,000 of the convertible notes had been paid in full, $400,000 of the convertible notes were refinanced, with $200,000 due October 2018, $100,000 due April 2019 and $100,000 due April 2020. The remaining $50,000 of convertible notes remained past due. If the remaining $450,000 of our convertible notes are not converted to common stock shares prior to their maturity, then future minimum payments will be as follows as of the 2017 financial statement issuance date of January 7, 2019:

<u>2018</u>

Convertible Notes Payable: $250,000

<u>2019</u>

Convertible Notes Payable: $100,000

2020

Convertible Notes Payable: $100,000

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $3,275,000.00
  Use of proceeds: The construction of our first Modern Round location and general working capital
  Date: May 08, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

While the Company has experienced operating losses to date, our third party and related party funding sources have met the resulting cash deficits. Those sources have included a line of credit, funding from a convertible note issuance, and investments from our technology partner. We have managed our costs diligently at the unit level and continue to realize unit level profits. During 2017, we realized growing revenues due to a full year of operations at our Modern Round location in Peoria, AZ and from our licensing arrangement with Lucky Strike Entertainment, LLC. Our G&A platform is positioned for growth and reflects our reversion to a private company. We have realized a significant reduction in our G&A burden due in large part to no longer being a publicly reporting company. For instance, our legal costs declined 72% from 2016 to 2017 with this change. We are also realizing the benefit of a significant reduction in our R&D costs as our technology platform and games are effectively in a maintenance mode. We believe that we have an optimal corporate staff and structure to meet our growth needs.

Historical results and cash flows:
We anticipate an improvement in our loss from operations due to the contributions from new standalone locations that we forecast opening primarily in the second half

of 2019. We are now in four (4) Lucky Strike Entertainment, LLC locations with an aggregate of twenty eight (28) shooting lounges versus fourteen (14) at the end of 2017. We also installed our shooting lounges in Apex Entertainment's Syracuse, NY location in December 2018. We have a number of letters of intent in negotiation for both Modern Round standalone locations as well as for our new breakfast concept, Morning Ritual. We project growth in our relationship with Lucky Strike Entertainment, LLC with the opening of shooting lounges in multiple locations and the expansion of our relationship with Apex Entertainment with the leasing of new shooting lounges. We have managed our costs diligently at the unit level and continue to realize unit level profits. We have realized a significant reduction in our G&A burden due in large part to no longer being a publicly reporting company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
We have cash on hand of $110,000 at December 31, 2018 and a $4.25 million line of credit of which we have availability of approximately $1.0 million as of the offering date.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds from this campaign will be used primarily to support our growth efforts through the funding of the costs of opening new locations. The campaign funds will also support our general working capital needs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds from this campaign do support the viability of the company. The availability under our line of credit alone will not meet our operating needs.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
In combination with the availability under our line of credit and raising the minimum in the campaign, we will be able to operate for six (6) months. That is based upon a monthly burn of $189,000, or $1.13 million over the next six (6) months. This also assumes that we don't access other funding sources which we have done multiple times over our history.

How long will you be able to operate the company if you raise your maximum funding goal?
In combination with the availability under our line of credit and raising the maximum, we will be able to operate for a minimum of twelve (12) months, assuming that we do not open additional locations. This is based upon a burn of $189,000 a month, or $2.27

million over the twelve months. With realizing the maximum proceeds from the campaign, we will be able to fund the opening of multiple locations which will add to our sources of cash.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
As discussed previously, we have a $4.25 million line of credit. We are also in discussions with multiple high net worth investors regarding future investments. We have retained a strategic consulting firm that, among other things, is making introductions to a number of these potential investors.

Indebtedness

- **Creditor:** Black Powder Management, LLC; BK Entertainment LLC
  Amount Owed: $3,742,500.00
  Interest Rate: 5.0%
  Maturity Date: June 30, 2019
  See Exhibit B to Form C: Financial Statements for additional information.

- **Creditor:** James and Lynn Burns
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: April 04, 2019
  See Exhibit B to Form C: Financial Statements for additional information.

- **Creditor:** James and Lynn Burns
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: April 06, 2020
  See Exhibit B to Form C: Financial Statements for additional information.

- **Creditor:** Vernon and Vicki Vaughn
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: October 26, 2018
  See Exhibit B to Form C: Financial Statements for additional information.

- **Creditor:** John and Gail Lorenzini
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: October 26, 2018
  See Exhibit B to Form C: Financial Statements for additional information.

- **Creditor:** Brian Laks

Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: December 22, 2017
See Exhibit B to Form C: Financial Statements for additional information.

- **Creditor:** VirTra Inc.
  Amount Owed: $292,138.00
  Interest Rate: 5.0%
  Maturity Date: August 01, 2019
  See Exhibit B to Form C: Financial Statements for additional information.

Related Party Transactions

- **Name of Entity:** Black Powder Management, LLC
  Names of 20% owners: Mitchell Saltz
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Black Powder is a joint Lender to the Company through the line of credit
  Material Terms: The outstanding amount on the line of credit is $3.2 million as of the offering date. The interest rate is 5.0% and facility matures on June 30, 2019. See Exhibit B to Form C: Financial Statements for additional information.

- **Name of Entity:** BK Entertainment LLC
  Names of 20% owners: Barry Monheit
  Relationship to Company: Director
  Nature / amount of interest in the transaction: BK Entertainment is a joint Lender to the Company through the line of credit
  Material Terms: The line of credit has an outstanding balance of $3.2 million as of the offering date with a maximum availability of $4.25 million. The interest rate is 5.0% and the facility matures on 6/30/19. See Exhibit B to Form C: Financial Statements for additional information.

- **Name of Entity:** VirTra
  Names of 20% owners: Certain of our directors have a minority interest in VirTra, which is a public company, and we share a common director
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In October 2016, VirTra exercised its warrant to purchase shares of our common stock. See Note 14 Stockholders' Deficit, for details on the warrant exercise. Certain of our directors have a minority interest in VirTra, which is a public company, and we share a common director. We recorded expenses under the Co-Venture Agreement of $354,421 (including $348,704 in royalties) and $377,780 (including $333,347 in royalties), for the years ended December 31, 2018 and 2017, respectively. At December 31, 2018 we had an outstanding balance with VirTra of $24,991 in accrued royalty expense and a note payable balance of $292,138. At December 31, 2017 we had

an outstanding balance with VirTra of $21,556 in accrued expense and $226,673 in accrued royalty expense.

Material Terms: During August 2017, affiliates of the Company assigned to the Company warrants to purchase common shares of VirTra, Inc. The Company elected to exercise the warrants under the net cash exercise value provision and received proceeds of $773,493. As consideration for the assignment, the Company issued to the affiliates a total of 644,579 common shares. In tandem with the exercise, the Company applied $118,426 of the proceeds received from the exercise toward satisfaction of the minimum royalty due under the Co-Venture Agreement for the first year of operations, and, thus realized net proceeds of $655,068. See Note 13, Related Party Transactions.

- **Name of Entity:** Executives and Directors
  Relationship to Company: Director
  Nature / amount of interest in the transaction: We owed $50,365 and $38,691 in expense reimbursements to our executives and directors at December 31, 2018 and 2017, respectively.
  Material Terms: The balances are recorded in accounts payable on our consolidated balance sheets.

- **Name of Entity:** President and COO
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On March 6, 2018, we settled a note with our former President and COO originally due November 15, 2017
  Material Terms: Under the terms of the settlement we paid $100,000 of principal and $35,000 of accrued interest related to the note

Valuation

Pre-Money Valuation: $19,080,222.00

Valuation Details: We based our valuation on multiple factors including the fact that over $10 million has been invested to date, we have multiple locations, we have a substantial technology, significant partnerships, and multiple locations identified for expansion. This internal valuation was prepared by management of the Company.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  10.0%

We will use proceeds from the offering to fund the costs of print media as well as radio advertising and social media to promote our locations and build our brand.

- *Research & Development*
  10.0%
  Our R&D costs revolve primarily around the costs of employing software developers. We will use proceeds from the offering to retain the services of developers and content creators.

- *Company Employment*
  10.0%
  We rely on the skills provided by general and assistant managers at our locations. We also depend on key talent in our corporate office. We will use proceeds from the offering to support both.

- *Operations*
  40.0%
  We will use proceeds from the offering to fund the costs of architectural and design fees, equipment purchases, and the general construction of our locations.

- *Working Capital*
  10.0%
  We will utilize proceeds from the offering to support our general corporate needs that may include the costs of legal services, transfer agent fees, general office expenses, accounting fees, office rent and other corporate related costs.

- *Inventory*
  10.0%
  Our inventory needs revolve around the costs of food and beverages in our locations. We will use proceeds from the offering to fund the costs of acquiring these inventory items.

- *Working Capital*
  4.0%
  We will use the minimum funding amount to support our general corporate needs which revolve around securing and developing new locations.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  10.0%
  We will use proceeds from the offering to fund the cost of print media, radio advertising and social media to promote our locations and brand.

- *Research & Development*

10.0%

Our R&D costs revolve around primarily funding the costs of retaining the services of software developers and content creators. We will use proceed from the offering to secure the services of these individuals.

- *Company Employment*
  10.0%
  We rely upon general and assistant managers to supervise the operations of our locations. We also rely upon key talent in the corporate office to support our operations. We will use proceeds from the offering to retain the services of these individuals.

- *Operations*
  40.0%
  We will use proceeds from the offering to fund the costs associated with architectural and design fees, equipment purchases, and general constructions costs of our locations.

- *Working Capital*
  10.0%
  We will use proceeds from the offering to fund our general corporate needs that may include legal and accounting fees, transfer agent fees, general office expenses and rent among other things.

- *Inventory*
  10.0%
  We will use proceeds from the offering to fund the purchase of our inventory needs which primarily involves the costs of food and beverages at our locations.

- *Working Capital*
  4.0%
  We will use proceeds from the offering to fund miscellaneous costs associated with operating our business that may include insurance premiums, professional fees, license fees and the like.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.modernround.com (Investor Relations section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thats-eatertainment-corp

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR THAT'S EATERTAINMENT CORP.

[See attached]

**THAT'S EATERTAINMENT CORP.
AND SUBSIDIARIES**

FINANCIAL STATEMENTS

**FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017**

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
That's Eatertainment Corp. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of That's Eatertainment Corp. (the "Company") and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018 and 2017, and the results of its operations, changes in stockholders' equity (deficit), and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2014.

Phoenix, Arizona

April 26, 2019

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

THAT'S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017
ASSETS		
Current assets:		
Cash and cash equivalents	$ 97,853	$ 41,336
Accounts receivable - trade	104,755	67,201
Inventory	20,274	28,499
Prepaid expenses	43,889	61,044
Total current assets	266,771	198,080
Property and equipment, net	2,306,465	2,829,718
Other assets	45,004	45,004
Total assets	$ 2,618,240	$ 3,072,802
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 501,858	$ 580,028
Accrued expenses	1,599,297	1,720,384
Deferred revenue	200,818	164,972
Convertible note payable - short-term	250,000	400,000
Convertible notes payable - related parties - short-term	292,138	100,000
Capital lease obligation - short-term	79,370	69,080
Notes payable - other	-	124,416
Total current liabilities	2,923,481	3,158,880
Long-term liabilities:		
Convertible notes payable - long-term	200,000	1,950,000
Deferred rent	290,508	306,650
Capital lease obligation - long-term	29,002	108,372
Secured revolving line of credit - related parties	3,128,500	3,742,500
Total liabilities	6,571,491	9,266,402
Stockholders' deficit:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding at December 31, 2018 and 2017	-	-
Common stock, $0.001 par value; 200,000,000 shares authorized, 9,571,464 and 7,110,550 shares issued and outstanding at December 31, 2018 and 2017, respectively	9,571	7,110
Additional paid-in capital	11,806,399	5,445,260
Accumulated deficit	(15,769,221)	(11,645,970)
Total stockholders' deficit	(3,953,251)	(6,193,600)
Total liabilities and stockholders' deficit	$ 2,618,240	$ 3,072,802

The accompanying notes are an integral part of these consolidated financial statements.

THAT'S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended December 31, | |
	2018	2017
Food and beverage revenues	$ 1,282,786	$ 1,560,365
Amusement and other revenues	975,238	1,172,911
Licensing revenue	137,044	33,942
Discounts and comps	(192,443)	(346,986)
Total revenue, net	2,202,625	2,420,232
Cost of food and beverage	322,783	384,524
Cost of amusement and other	3,747	13,568
Total cost of products	326,530	398,092
Operating payroll and benefits	1,008,009	1,213,768
Other store operating expenses	674,099	786,844
General and administrative expenses	2,855,110	2,772,333
Depreciation expense	579,043	532,190
Total operating costs	5,442,791	5,703,227
Loss from operations	(3,240,166)	(3,282,995)
Interest expense	883,085	562,127
Net loss before income taxes	(4,123,251)	(3,845,122)
Provision for income taxes	-	-
Net loss	$ (4,123,251)	$ (3,845,122)
Net loss per share		
Basic and diluted	$ (0.45)	$ (0.61)
Weighted average common shares outstanding		
Basic and diluted	9,144,113	6,294,026

The accompanying notes are an integral part of these consolidated financial statements.

THAT'S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Total Stockholders' Deficit
	Shares	Par Value			Shares	Cost	
Balance, December 31, 2016	6,018,774	$ 6,018	$ 3,594,747	$ (7,800,848)	254,073	$ (120,431)	$ (4,320,514)
Stock-based compensation - stock options	-	-	105,917	-	-	-	105,917
Treasury stock retired	-	-	(120,431)	-	(254,073)	120,431	-
Convertible promissory notes and accrued interest converted to common stock	447,197	447	1,092,178	-	-	-	1,092,625
Issuance of stock to affiliates	644,579	645	772,849	-	-	-	773,494
Net loss for the year ended December 31, 2017	-	-	-	(3,845,122)	-	-	(3,845,122)
Balance, December 31, 2017	7,110,550	7,110	5,445,260	(11,645,970)	-	-	(6,193,600)
Stock-based compensation - stock options	-	-	311,571	-	-	-	311,571
Shares redeemed in reverse split	-	-	(1,820)	-	-	-	(1,820)
Convertible promissory notes and accrued interest converted to common stock	970,834	971	2,387,280	-	-	-	2,388,251
Line of credit and accrued interest converted to common stock	1,490,080	1,490	3,664,108	-	-	-	3,665,598
Net loss for the year ended December 31, 2018	-	-	-	(4,123,251)	-	-	(4,123,251)
Balance, December 31, 2018	9,571,464	$ 9,571	$ 11,806,399	$ (15,769,221)	-	$ -	$ (3,953,251)

The accompanying notes are an integral part of these consolidated financial statements.

4

THAT'S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2018	2017
Cash flows from operating activities:		
Net loss	$ (4,123,251)	$ (3,845,122)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	579,043	532,190
Deferred rent	(16,142)	59,342
Stock option expense	311,571	105,917
Interest on convertible notes converted to equity	638,251	267,625
Interest on secured revolving line of credit converted to equity	553,598	-
Changes in operating assets and liabilities:		
Accounts receivable - trade	(37,554)	(31,728)
Inventory	8,225	836
Prepaid expenses	17,155	(12,066)
Other assets	-	(38,104)
Accounts payable	(78,170)	173,168
Accrued expenses	228,238	427,299
Accrued interest	(57,187)	282,281
Deferred revenue	35,846	38,489
Net cash used in operating activities	(1,940,377)	(2,039,873)
Cash flows from investing activities:		
Purchase of property and equipment	(66,006)	(32,821)
Proceeds from sale of fixed assets	10,216	-
Shares redeemed in reverse split	(1,820)	-
Proceeds from sale of available for sale securities	-	84,000
Net cash provided by and (used in) investing activities	(57,610)	51,179
Cash flows from financing activities:		
Proceeds from related party secured revolving line of credit	2,498,000	1,351,500
Principal payments on notes payable - other	(124,416)	(244,369)
Principal payments on capital lease obligation	(69,080)	(10,609)
Principal payments on convertible notes payable	(250,000)	-
Proceeds from warrant exercise	-	773,494
Proceeds from convertible promissory notes	-	125,000
Net cash provided by financing activities	2,054,504	1,995,016
Net change in cash and cash equivalents	56,517	6,322
Cash and cash equivalents at beginning of period	41,336	35,014
Cash and cash equivalents at end of period	$ 97,853	$ 41,336

The accompanying notes are an integral part of these consolidated financial statements.

THAT'S EATERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
Supplemental disclosure of cash flow information:	2018	2017
Cash paid during period for interest	$ 57,187	$ 12,221
Cash paid during period for income taxes	$ -	$ -
Non-cash investing and financing activities:		
- Stock-based compensation - options	$ 311,571	$ 105,917
- Accounts payable converted to notes payable	$ -	$ 132,865
- Accrued expenses converted to note payable	$ 292,138	$ -
- Convertible promissory note and accrued interest converted to common stock	$ 2,388,251	$ 1,092,625
- Secured revolving line of credit and accrued interest converted to common stock	$ 3,665,598	$ -
- Capital lease obligations utilized in purchase of property and equipment	$ -	$ 188,061

The accompanying notes are an integral part of these consolidated financial statements.

Note 1
Description of the Business and Summary of Significant Accounting Policies

---

The accompanying consolidated financial statements include the accounts of THAT'S EATERTAINMENT CORP. (formerly Modern Round Entertainment Corporation), and its subsidiaries, Modern Round, Inc., MR Peoria, LLC, MR Riverview, LLC, THAT'S DEVELOPMENT, INC., and Riverview Social, LLC (collectively, "Modern Round," "we," "us," "our," or "our company").

We were incorporated in Nevada in November 2013 under the name Nuvola, Inc. Prior to November 24, 2014, we operated as a subsidiary of Bollente Companies, Inc. ("Bollente"), a company specializing in the manufacturing and sale of high-quality, wholehouse, electric tankless water heaters. On November 24, 2014, Bollente spun off our company by declaring a dividend of the shares of our common stock to the Bollente stockholders. Because of the dividend, we became a company independent of Bollente.

On December 31, 2015, we entered an Agreement and Plan of Merger ("Merger Agreement") with our wholly-owned subsidiary, Nuvola Merger Sub, LLC ("NMS"), a Nevada limited liability company, and Modern Round, L.L.C., a Nevada limited liability company. Upon the terms and subject to the satisfaction of the conditions set forth in the Merger Agreement, NMS was merged with and into Modern Round, L.L.C. with Modern Round, L.L.C. continuing as the surviving entity and as a wholly owned subsidiary of our company. Concurrent with the merger, Modern Round, L.L.C. was converted into a Nevada corporation named Modern Round, Inc.

On May 31, 2018, we filed a Certificate of Amendment with the Secretary of State of Nevada that changed our name to THAT'S EATERTAINMENT CORP.

On April 11, 2018, our Board of Directors approved an amendment to our Amended and Restated Articles of Incorporation to effect a 1-for-12,000 reverse split of our Common Stock (the "Reverse Split"), followed by a 2,000-for-1 forward split of our Common Stock (the "Forward Split"), which was done on November 13, 2018. All references in the accompanying financial statements to the number of common shares and per share amounts have been adjusted retroactively to reflect these stock splits.

Operations

Our principal operations focus on developing, securing suitable sites for, and implementing a combined dining and entertainment concept centered around an indoor simulated shooting experience. We expect that our future operations will include continuing these developments and operating owned and leased locations, initially in North America. We opened our first, and currently only, location in Peoria, Arizona, on June 1, 2016. Modern Round partnered with Lucky Strike Entertainment, LLC ("Lucky Strike") in October 2017 and placed its shooting lounges in Lucky Strike's Albany, NY site. The relationship expanded in 2018 to include Modern Round shooting lounges in Lucky Strike's Chicago, IL, and Manhattan, Albany and West Nyack, NY sites. Modern Round has initiated its new licensing program and has placed shooting lounges in Apex Entertainment's Syracuse, NY location which began operating in March 2019.

We conduct our operations through Modern Round, Inc. and its wholly owned subsidiaries, MR Peoria, LLC and MR Riverview, LLC, and THAT'S DEVELOPMENT, INC. and its wholly owned subsidiary, Riverview Social, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

We use significant estimates in the valuation of share-based payments, depreciable lives and the carrying value of property and equipment, and our estimated market value per share.

Cash and Cash Equivalents

We consider all highly liquid instruments, with a maturity of three months or less at the time of purchase, to be cash equivalents. At December 31, 2018 and 2017, we had no uninsured cash and cash equivalents that exceeded the federally insured limit of $250,000.

Revenue Recognition

We currently derive revenue primarily from sales of food and beverages, membership fees, and simulated shooting lounge fees. We recognize revenue when all the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) seller price is fixed or determinable, and (iv) collectability is reasonably assured. We recognize food and beverage sales and simulated shooting lounge fees on the transaction date, as payment is required at the time of service.

Deferred revenue consists of membership fee revenue, gift card sales, and banquet event sales deposits received. Membership fees are due annually and are not refundable. We recognize membership fee revenue ratably over 12 months, starting in the month the fees are received. We record gift card sales and event sales deposits as deferred revenue, and recognize the sales revenue when the gift cards and event deposits are utilized by our guests. We have not recorded gift card breakage income through December 31, 2018, as we do not have sufficient purchase and utilization history to use as a basis for a breakage policy. Banquet event deposits are generally non-refundable, although guests can re-schedule their events with sufficient notice. We expect that our guests will utilize their deposits, or to retain the balances if a guest does not use the balance.

We also have revenue sharing arrangements with location based entertainment companies such as Lucky Strike Entertainment, LLC. Our economic arrangement with Lucky Strike requires us to incur the cost of equipment procurement, installation of the systems, training and any expenses associated with the servicing of the systems. In return, we receive 50% of gross revenue received from shooting lounge rentals and membership fees. These revenue sharing fees are remitted to us on a monthly basis, and are recorded as licensing revenue.

Accounts Receivable

We record receivables at the amount we expect to collect. We charge earnings and credit the valuation allowance account for uncollectible amounts based on our estimates. Balances are written off as a charge to the valuation allowance and a credit to accounts receivable once all reasonable collection efforts have been made. We consider the following factors when determining collectability of specific accounts: customer credit-worthiness, past history with the customer, current economic industry trends, and changes in payment terms. We review balances that are past due more than 90 days and other higher risk amounts individually for collectability. There were no allowances for uncollectible bad debt at December 31, 2018 and 2017.

Earnings (Loss) per Share

We follow FASB Accounting Standards Codification ("ASC") Topic 260, *Earnings per Share*, to calculate earnings or loss per share. We compute basic net loss per share by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during the period. We have potentially dilutive securities outstanding that are not shown in a diluted net loss per share calculation because their effect for both 2018 and 2017 would be anti-dilutive. These potentially dilutive securities include options, warrants, and convertible promissory notes.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Earnings (Loss) per Share (continued)

The following table sets forth the anti-dilutive securities excluded from diluted loss per share:

	December 31,	
Anti-dilutive securities excluded from diluted loss per share (as adjusted):	2018	2017
Stock options and warrants	1,656,331	1,140,676
Shares issuable upon conversion of convertible promissory notes, including accrued interest	419,313	1,132,194
Total	2,075,644	2,272,870

Fair Values of Financial Assets and Liabilities

We measure and disclose certain financial assets and liabilities at fair value, when applicable. ASC Topic 820, *Fair Value Measurement*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Collaborative Arrangement

On January 16, 2015, we entered a Co-Venture Agreement (the "Co-Venture Agreement") with VirTra, Inc. ("VirTra"), a Texas corporation. We have evaluated the Co-Venture Agreement and have determined that it is a collaborative arrangement under FASB ASC Topic 808, *Collaborative Arrangements,* and that we are the principal participant. Thus, we record costs incurred and third party generated revenue on a gross basis in the financial statements. We reevaluate whether this and any arrangement qualifies, or continues to qualify as a collaborative arrangement, whenever there is a change in the roles of the participants or the participants' exposure to significant risks and rewards that are dependent on the ultimate commercial success of the endeavor. VirTra owns approximately 5.9% of the issued and outstanding shares of our common stock.

We have created an entertainment concept centered around an indoor simulated shooting entertainment experience, coupled with restaurant and bar service (the "Concept"). VirTra owns or controls rights to certain software and technology relating to firearms simulation training that assisted in the development and operation of the Concept. We formalized an arrangement with VirTra, through the Co-Venture Agreement, under which both parties collaborate on developing and operating the software and technology relating to firearms simulation training for the Concept.

Pursuant to the Co-Venture Agreement, VirTra developed and integrated certain scenarios and customizations using its software and software developed by Noma Technologies, LLC ("Noma"), an unrelated third party (the "Project"). We retain the rights to the Noma software, and VirTra retains the rights to its existing and future scenarios and the customizations.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Collaborative Arrangement (continued)

Pursuant to the Co-Venture Agreement, VirTra granted us an exclusive, non-transferrable, royalty-bearing right and license to use and distribute the VirTra software, including all scenarios and customizations in locations to operate the Concept. Additionally, pursuant to the terms of the Co-Venture Agreement, we granted VirTra a non-exclusive and non-transferrable right and license to use the Noma software to complete the Project under the Co-Venture Agreement. See Note 6, Commitments and Contingencies; Note 8, Notes Payable; Note 13, Related Party Transactions; and Note 14, Stockholders' Deficit for impacts that relate to this agreement.

Property and Equipment

We record property and equipment at cost. We provide for depreciation on the straight-line method over the estimated useful lives of the assets, or for leasehold improvements, over the shorter of the estimated useful life or the remaining lease term. Estimated useful lives of property and equipment range from three to ten years, see Note 5 Property and Equipment, net. We expense maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life. We capitalize expenditures that materially increase the useful lives of property and equipment as incurred. We review all capitalized assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset group may not be recoverable. We measure recoverability of assets by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset group. If such assets are determined to be impaired, we measure the impairment by the difference between the carrying amount and the fair value of the assets. We determine fair value based on discounted cash flows or appraised values, depending on the nature of the asset.

Inventory

Inventory consists of products used for food and beverage sales, and are stated at the lower of cost (first-in, first-out) or net realizable value.

Advertising Costs

We expense advertising costs as incurred. Advertising cost for the years ended December 31, 2018 and 2017 was $88,584 and $96,571, respectively.

Software Development Costs

We expense all costs incurred to establish the technological feasibility of a software product to be sold, leased, or otherwise marketed, as incurred. We establish the technological feasibility of a software product when we have completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features, and technical performance requirements.

We capitalize costs incurred for producing product masters, including coding and testing costs, after establishing technological feasibility. Capitalization of software costs cease when the product is available for use by customers. At each balance sheet date, we compare the unamortized capitalized costs of a software product with the net realizable value of that product. We write off the amount by which the unamortized capitalized costs of a software product exceed the net realizable value of that asset. At December 31, 2018 and 2017, we had no capitalized software development costs. Our research and development cost, including software development, for the years ending December 31, 2018 and 2017 was $116,774 and $460,803, respectively.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Transaction Privilege Taxes

We present governmental authorities' transaction based taxes in the statement of operations on a net basis, excluded from revenue. These taxes consist of state and city transaction privilege taxes (TPT) and use taxes. TPT tax is collected from our guests based on the applicable tax rates and sales transaction totals. The amounts are posted to the balance sheet as a liability. We calculate our TPT liability monthly and expense any TPT under-collections directly to expense. We are also liable for use taxes on inventory items that are used for internal purposes. Use tax is calculated and accrued monthly.

Liquidity

We had a working capital deficit of $2,656,710 and $2,960,800 at December 31, 2018 and 2017, respectively. Net cash outflows from operations for the years ended December 31, 2018 and 2017, were $1,940,377 and $2,039,873, respectively. Major cash uses during the years ended December 31, 2018 and 2017, were pre-opening expenses, purchases of property and equipment, and operating costs for our Peoria, Arizona location, and general and administrative expenses.

We anticipate incurring additional expenses to pursue our planned business operations through fiscal 2019 and 2020. We anticipate incurring increased capital expenditures in relation to opening additional locations, incurring increased sales, marketing, and operating expenses in line with our anticipated growth, and incurring increased research and development costs to continue to develop our entertainment concept, products, and technology. Our plans will require substantially more cash to operate, depending upon how quickly we open additional entertainment facilities and the sales volume generated by those additional locations as well as to fund our current operating deficit. However, if funding is not obtained and sales do not generate sufficient cash flow, we will adjust our strategy and business plans accordingly.

To date, we have been highly dependent upon funding from related parties and convertible debt offerings to support our operations, and anticipate we will need additional funding to support our business model for at least the next 12 to 24 months. Given our current operations, traditional debt financing from banking sources may be difficult to obtain, and we may have to continue to rely on equity or debt investments from non-banking sources. We will also need to obtain additional financing, which may come through private placement offerings or possibly from the public equity markets. There can be no assurance as to the availability or terms upon which such financing and capital might be available, if at all. We currently plan to meet future cash needs, beyond our cash reserves, through cash from operations, line of credit from related parties, and selling debt and equity securities in the public and private securities markets.

Stock-Based Compensation

We expense all share-based payments to employees, including grants of employee stock options, based on their estimated fair values at the grant date, in accordance with ASC 718, *Stock Compensation*. We record compensation expense for stock options over the vesting period using the estimated fair value on the date of grant, as calculated using the Black-Scholes model.

We record compensation cost on a straight-line basis over the requisite service period for the entire award, unless vesting occurs earlier, for awards with service only conditions that have graded vesting schedules. Significant inputs in this model include our company's estimated market value per share, expected term, and expected volatility. We determine expected term for employee options under the simplified method using a weighted average of the contractual term and vesting period of the award. The expected term used for non-employee awards is generally established as the contractual term of the award. In estimating expected volatility, we utilize the historical information of a similar publicly traded entity taking into consideration the industry, stage of life cycle, size, and other factors that are deemed relevant. We account for non-employee stock-based compensation based on the fair value of the related options or warrants using the Black-Scholes model, or the fair value of the goods or services on the grant date, whichever is more readily determinable.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

Option holders must send an exercise notice to our corporate office, via certified mail or via hand delivery, to exercise their option to purchase shares of our common stock. The notice must include specific information and warranties as noted in the holder's option agreement, along with payment of the exercise price. Options are considered exercised after (1) we receive the notice and the exercise price amount and (2) the option holder pays, or makes other arrangements that are satisfactory to our directors to pay, any applicable state or federal withholding requirements. Our directors approve the issuance of shares of common stock once the exercise requirements have been met. We issue treasury shares, if available at the time of exercise, but we generally issue new shares of our common stock at the time of exercise.

Convertible Debt

The Company bifurcates conversion options embedded in financial instruments and accounts for them at fair value, if required under GAAP. The Company has determined that none of its embedded conversion options require bifurcation as the underlying securities are not deemed to be readily convertible to cash. A convertible instrument contains a beneficial conversion feature when the conversion price is less than the fair value of the shares into which the instrument is convertible at the commitment date. A beneficial conversion feature would be separated from the convertible instrument and recorded in additional paid-in capital, and the related discount on the convertible debt instrument would be amortized over the term of the loan using the effective interest method. The Company has determined that none of its convertible instruments with fixed conversion prices contained a beneficial conversion feature upon issuance. A contingent beneficial conversion feature is measured using the commitment date stock price, but is not recognized in earnings until the contingency is resolved. An induced conversion occurs when the Company offers additional shares or other consideration to debt holders to incentivize them to convert their convertible instrument. In such circumstances, the Company recognizes an expense equal to the estimated fair value of the shares or other consideration issued to induce conversion, which is classified as interest expense.

Income Taxes

We compute income taxes using the asset and liability method in accordance with FASB ASC Topic 740, *Income Taxes.* Under the asset and liability method, we determine deferred income tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities and measure them using currently enacted tax rates and laws. We provide a valuation allowance for deferred tax assets that, based on available evidence, are not expected to be realized.

We first analyze all tax positions to determine if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. After the initial analysis, we measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. Income tax returns are subject to adjustment under audit for approximately the last four years.

If we are required to pay interest on the underpayment of income taxes, we recognize interest expense in the first period the interest becomes due per the provisions of the relevant tax law. If we are subject to payment of penalties, we recognize an expense for the statutory penalty in the period when the position is taken on the income tax return. If the penalty was not recognized in the period when the position was initially taken, the expense is recognized in the period when we change our judgment about meeting minimum statutory thresholds related to the initial position taken.

Note 1
Description of the Business and Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-9 *Revenue from Contracts with Customers (Topic 606)*, an accounting standard that supersedes the revenue recognition requirements in *Topic 605, Revenue Recognition*. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers are also required. The effective date of the new standard was deferred by one year by ASU 2015-14, *Revenue from Contracts with Customers (Topic 606) Deferral of Effective Date*. This accounting guidance will be effective for private entities in annual reporting periods beginning after December 15, 2018. ASU 2014-9 may be applied retrospectively (a) to each reporting period presented or (b) with the cumulative effect in retained earnings at the beginning of the adoption period. In January 2017, the FASB issued ASU 2017-03, which provides clarifications relating to the accounting standards updates noted above. We do not anticipate that the pronouncement will have a material impact on our financial statements when adopted. Most of our revenue comes from transactions which are initiated, performed, and paid for on the date of service.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The update improves financial reporting about leasing transactions by requiring a lessee to record on the balance sheet the assets and liabilities for the rights and obligations created by lease terms of more than 12 months. The amendments in this update are effective for private entities for annual periods beginning after December 15, 2019. We plan to adopt ASU 2016-02 in 2020 and are in the process of aggregating and evaluating lease arrangements and implementing new processes. Although we are still in the process of evaluating the impact of adoption of the ASU on our consolidated financial statements, we currently believe that the most significant change will be related to the recognition of a right-of-use asset and lease liability on our balance sheet for our real estate operating leases. The impact on our results of operations and cash flows is not expected to be material.

In March 2016, the FASB issued ASU 2016-04, *Liabilities – Extinguishments of Liabilities (Subtopic 405-20) Recognition of Breakage for Certain Prepaid Stored-Value Products*. The amendments in this update prescribe that liabilities related to the sale of stored-value products within the scope of this update are financial liabilities. The update also provides a narrow scope exception to the guidance in Subtopic 405-20 to require that breakage for those liabilities be accounted for consistent with the breakage guidance in Topic 606, *Revenue from Contracts with Customers*. The amendments in this update are effective for private entities for annual periods beginning after December 15, 2018. We plan to implement this pronouncement in 2019, when we should have sufficient redemption history that can be used as an estimate in establishing our breakage calculation methodology. At December 31, 2018, we have not recognized any gift card breakage income.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments in this update are effective for private entities for annual periods beginning after December 15, 2020. In January 2017, the FASB issued corrections via ASU 2017-03, that allows for early adoption for years beginning after December 15, 2018, and provides refined guidance on how to record credit losses upon adoption of the amendments. We have reviewed these pronouncements and we do not anticipate that there will be a material impact on our financial statements when the pronouncement becomes effective.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments*. The amendments in this update provide specific guidance on cash flow classification for eight distinct types of cash receipts. The amendments in this update are effective for private entities for annual periods beginning after December 15, 2018. The amendments can be adopted early, however, we have not elected early adoption. We have reviewed the pronouncement and we do not anticipate that there will be a material impact on our financial statements when the pronouncements become effective.

Note 1
Description of the Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In June 2018, the FASB issued ASU 2018-07, *Compensation - Stock Compensation (Topic 718) - Improvements to Nonemployee Share Based Payment Accounting*. This ASU expands the scope of Topic 718 to make the guidance to share-based payment awards to nonemployees consistent with the guidance for share-based payment awards to employees. The ASU will be effective for private entities for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. We believe that the adoption of this guidance will not have a material impact on our consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18, "*Collaborative Arrangements (Topic 808): Clarifying the interaction between Topic 808 and Topic 606.*" ASU No. 2018-18 was issued to resolve the diversity in practice concerning the manner in which entities account for transactions based on their assessment of the economics of a collaborative arrangement. This guidance is effective for private entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is currently evaluating the potential effects of this guidance on its consolidated financial statements.

Other than as noted above, we have not implemented any pronouncements that had a material impact on the financial statements, and we do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial position or results of operations.

Note 2
Accounts Receivable - Trade

At December 31, 2018 and 2017, trade accounts receivable consisted of the following:

	December 31, 2018	December 31, 2017
Accounts receivable - credit card revenues	$ 26,085	$ 42,016
Accounts receivable - licensing	30,431	18,566
Accounts receivable - Groupon	48,239	6,619
Total accounts receivable	$ 104,755	$ 67,201

Note 3
Inventory

At December 31, 2018 and 2017, inventory consisted of the following:

	December 31, 2018	December 31, 2017
Food products	$ 9,406	$ 9,199
Liquor products	5,770	11,019
Beer products	1,385	2,220
Wine products	3,713	6,061
Total inventory	$ 20,274	$ 28,499

Note 4
Prepaid Expenses

At December 31, 2018 and 2017, prepaid expenses consisted of the following:

	December 31, 2018	December 31, 2017
Prepaid insurance	$ 9,680	$ 23,107
Prepaid licenses	1,421	4,417
Prepaid rent	32,788	32,788
Prepaid services - other	-	732
	$ 43,889	$ 61,044

Note 5
Property and Equipment, net

At December 31, 2018 and 2017, property and equipment, net consisted of the following:

	December 31, 2018	December 31, 2017	Estimated Useful Lives (in years)
Leasehold improvements	$ 1,868,270	$ 1,859,347	5 - 10
Audio/Visual equipment	471,505	471,505	4
Computers and IT related	109,260	109,260	3 - 5
Furniture and fixtures	405,475	417,435	5 - 7
Kitchen equipment	444,657	444,657	7
Replica firearms	167,684	167,684	3
Leased equipment	208,957	208,957	5
	3,675,808	3,678,845	
Less: accumulated depreciation	(1,426,033)	(849,127)	
Subtotal	2,249,775	2,829,718	
Construction in progress	56,690	-	N/A
Total	$ 2,306,465	$ 2,829,718	

Depreciation expense was $579,043 and $532,190 for the years ended December 31, 2018 and 2017, respectively. At December 31, 2018, our capital lease assets were $159,639, net of $49,318 of accumulated depreciation and at December 31, 2017, our capital lease assets were $201,430, net of $7,527 of accumulated depreciation.

Note 6
Commitments and Contingencies

Co-Venture Agreement

The Co-Venture Agreement provides for a 7% royalty payment to VirTra based on gross revenue. The royalty commenced on June 1, 2016 with the opening of our Peoria, Arizona location. The agreement, as amended, also provides for minimum royalty payments determined under a formula, as more fully described below. Accrued royalties to VirTra as of December 31, 2018 and 2017 were $24,991 and $226,673, respectively.

Note 6
Commitments and Contingencies (continued)

Co-Venture Agreement (continued)

During August 2017, we entered into the First Amendment to the Co-Venture Agreement (the "First Amendment") that provided for, among other things, the ability to enter into sublicensing and revenue sharing arrangements with location-based entertainment companies such as Lucky Strike Entertainment, LLC and the level of royalties due with respect to these arrangements. Whereas, we incur a royalty fee of 7.0% on gross revenues in our stand-alone locations, the First Amendment calls for royalty payments of either 10.0% or 14.0% of the revenue paid to us with the applicable rate dependent upon how we procure the shooting lounge equipment. The First Amendment also recognized the cash out exercise of the warrants that were assigned to us by affiliates of the Company, as discussed in Note 13, Related Party Transactions.

In July 2018, we entered into the Second Amendment to the Co-Venture Agreement dated January 16, 2015 with VirTra, Inc. (the "Second Amendment") that, among other things served to redefine the minimum royalty fee due commencing after June 1, 2018 and reaffirm the exclusivity provisions of the Co-Venture Agreement. As we were unable to fund the minimum royalty due under the Co-Venture Agreement for our second year of operations, in tandem with executing the Second Amendment, we agreed to pay VirTra, Inc. $100,000 in cash and convey a convertible promissory note in the principal amount of $292,138 with a term of one-year as satisfaction of the minimum royalty due for the second year of operations. The minimum royalty, as redefined in the Second Amendment, is calculated by multiplying gross revenue by 7%. Gross revenue is calculated by the addition of: 100% of the gross revenue realized in the Peoria location for the 12-month period ended May 31, 2018 and 100% of each new Modern Round location as calculated by multiplying a base rate by the actual square footage of each new location. The base rate is determined by way of applying actual gross revenues attained in Peoria in each of year one and year two of its operations and dividing those figures by the actual square footage of the Peoria location to determine the base rate (the "MR Peoria Base Rate of Year One" and the "MR Peoria Base Rate of Year Two"). The MR Peoria Base Rate of Year One is then applied to the actual square footage of each new Modern Round location to determine the amount to be added to gross revenue for the first twelve months of operation and the MR Peoria Base Rate of Year Two is applied to the calculation for each 12-month period thereafter. Each newly opened Modern Round location is added to the minimum royalty calculation after the passing of 90 days from opening.

Our exclusive license is conditional upon certain milestones. We were required to open a location in the United States and Canada within 24 months, and are required to open an international location within 5 years of the execution of the Co-Venture Agreement. Additionally, we must meet the minimum royalty payments noted when they become effective. We satisfied the United States and Canada provision with the opening of our Peoria, Arizona location in June 2016.

We assumed all development costs under the agreement. During the years ended December 31, 2018 and 2017, we recorded software development costs, including internal payroll costs, under the Co-Venture Agreement in the amount of $5,717 and $340,780, respectively.

Leases

We formed a wholly-owned Arizona limited liability company, MR Peoria, LLC, to conduct operations at our first venue. The building lease for this venue commenced on November 1, 2015 and has an initial term of 10 years and a renewal option for two additional 5 year periods. The lease provided for five free months and then escalating monthly payments from approximately $9,200 to $23,000. In addition, we received a tenant allowance of $10 per square foot, payable in installments upon 50% completion of our buildout, and 50% upon completion of the project and submittal of all releases from our general contractor. The tenant allowance payments are recorded to deferred rent, and are being amortized as a reduction to rent expense from the date they are received through the expiration of the lease period. Leasehold improvements at the location are being amortized from the date they are placed in service, through the earlier of their useful lives or the end of the 10-year lease term.

We amended our corporate office lease agreement in December 2015 to increase our leased space and extend the agreement through March 2019. The monthly lease rates, commencing December 1, 2015, include one month at $3,540, three free months, and 36 months ranging from $7,047 to $7,323 per month.

Note 6
Commitments and Contingencies (continued)

Leases (continued)

During October 2017, we again amended our lease for corporate office space. The lease provides for escalating monthly payments from approximately $4,000 to $4,300 through the maturity date in November 2022, and allows for one month of free rent in 2020 and 2021.

Rent expense for the years ended December 31, 2018 and 2017 was $263,503 and $279,838, respectively.

Future annual minimum lease commitments for the aforementioned leases are as follows:

Year Ending December 31,	Future Minimum Lease Commitments
2019	$ 286,033
2020	288,519
2021	295,062
2022	301,606
2023	260,400
Thereafter	606,631
Total	$ 2,038,251

Severance Agreements

In June 2015, our wholly-owned subsidiary, Modern Round, Inc., entered into severance agreements with two executive officers. The agreements provide that if the employee is terminated, other than for cause, we will pay the employee's base salary for a period of 12 months, all unvested stock will vest immediately, and the employees will be paid a pro-rated bonus for the year.

In November 2017, our President and COO resigned from our company to pursue other interests. Our current members of management have assumed the duties and responsibilities of this officer. We have no further liabilities in conjunction with this officer's resignation.

Standard Location Agreements

Our Standard Location Agreements (the "LS Agreements") with affiliates of Lucky Strike Entertainment, LLC ("Lucky Strike") stipulate a minimum revenue requirement in the aggregate after the conclusion of an initial 90-day grace period. The LS Agreements document the placement of our Modern Round shooting lounges within existing Lucky Strike locations. Our economic arrangement with Lucky Strike requires us to incur the cost of equipment procurement, installation of the systems, training and any expenses associated with the servicing of the systems. In return, we receive 50% of gross revenue received from shooting lounge rentals and membership fees. These revenue sharing fees are remitted to us on a monthly basis. The LS Agreements include a Revenue Commitment requirement that must be met for two (2) consecutive quarters in any twelve (12) month period. The 50% share of the Revenue Commitment for the four (4) locations we have opened is $560,000 annually. Where we have not attained the Revenue Commitment for a Location for two (2) consecutive calendar quarters, such Location may give written notice thereof to us. In such case, we shall have thirty (30) days to make up any shortfall in the Revenue Commitment, either by increasing Gross Revenue, by cash payment, or by our agreement to reduce Fees otherwise payable to us by the corresponding amount, at our sole option. Where we have failed to do any of the foregoing, such Location may terminate the LS Agreement, but only as to such Location. The initial term of each LS Agreement is two (2) years with extension provisions. As of December 31, 2018, we were within the initial 90-day grace period for the Chicago, IL and West Nyack, NY locations. We have not met the minimum revenue requirement for the Albany and Manhattan, NY locations and have recorded a liability of $214,584 and $0 related to this obligation as of December 31, 2018 and 2017, respectively. We have not received written notification with respect to any of the locations.

Note 6
Commitments and Contingencies (continued)

Standard Location Agreements (continued)

In addition, the LS Agreements provided we issue Lucky Strike a warrant to purchase 0.25% of our fully diluted common stock for each machine installed in a location. The warrants vest ratably per month over a five-year period from the date of grant. Each vested warrant is exercisable at a price equal to $2.46 per share and exercisable during the period commencing on the date of installation of the applicable machine and ending after five (5) years. As of December 31, 2018, 624,398 warrants had been issued related to the LS Agreements.

Note 7
Secured Revolving Line of Credit – Related Parties

We entered into a Loan and Security Agreement, (or the "Loan Agreement"), through our wholly-owned subsidiary, Modern Round, Inc. (or "Modern Round"), dated May 11, 2016, with related parties, (i) Black Powder Management, L.L.C., a Nevada limited liability company (or "Black Powder"), and (ii) BK Entertainment LLC, an Arizona limited liability company (or "BK Entertainment"), and together with Black Powder, each, a Lender and collectively, Lenders. The principal of Black Powder serves on our Board of Directors and is an indirect stockholder of more than 10% of our company. The principal of BK Entertainment also serves on our Board of Directors, and BK Entertainment is a stockholder of more than 10% of our company. Pursuant to the Loan Agreement, Lenders agreed to make a revolving credit loan to Modern Round during the Commitment Period (as defined below), in an aggregate principal amount at any one time outstanding not to exceed $1,500,000 ("Maximum Commitment"). The Loan and Security Agreement has been amended on various occasions primarily to increase the Maximum Commitment and to extend the maturity date. On May 25, 2017, the Company executed the Third Amendment to the Loan and Security Agreement that increased the Maximum Commitment to $3,500,000 and extended the maturity date and interest due to June 2019. In November 2017, Lenders agreed to increase the Maximum Commitment to $4,250,000. Subsequent to December 31, 2018 the maturity date of the principal was extended to June 2021. See Note 17, Subsequent Events. Accordingly, the line of credit balance has been presented as long-term liabilities as of December 31, 2018.

The Loan Agreement calls for interest to be payable at 5.0% per annum on the outstanding unpaid principal amount. We are required to pay each Lender, in accordance with such Lender's proportionate share of the outstanding advances, all accrued and unpaid interest in arrears is due upon the Termination Date in June 2019. The principal balance outstanding under the Loan Agreement together with all accrued interest and other amounts payable thereunder, if not sooner paid as provided in the Loan Agreement, will be due and payable on the Termination Date. As used in the Loan Agreement, "Commitment Period" means the period from and including the date of the first advance under the Loan Agreement to and including the Termination Date. "Termination Date" means June 30, 2018, or (i) such earlier date upon which the commitment shall terminate as provided in the Loan Agreement or (ii) such later date upon Modern Round's election to extend the Termination Date in accordance with the Loan Agreement. Lenders may extend the Termination Date for successive one-year periods by providing written notice no later than 90 days prior to the Termination Date, then being extended. As described above, the Termination Date was extended to June 2019, and has subsequently been extended to June 2021.

On March 19, 2018, we executed a Fourth Amendment to the Loan and Security Agreement that provided for the conversion of $3,112,000 of principal and $234,618 of accrued interest into common shares of the Company at a conversion rate of $2.46 per share. The amendment called for the conveyance of two-years of interest to the Lenders in an amount of $318,980 as an incentive. The principal, accrued interest and the incentive interest converted into 1,490,080 common shares. As of December 31, 2018, the issuance of the underlying shares was pending our transfer agent receiving an opinion from our legal counsel addressing the circumstances surrounding the issuance of the shares. This was subsequently completed and the shares were issued in March 2019.

Note 7
Secured Revolving Line of Credit – Related Parties (continued)

Pursuant to the Loan Agreement, we granted to the Lenders a security interest in substantially all the personal property assets of Modern Round. Modern Round will be subject to customary negative covenants as set forth in the Loan Agreement. Additionally, each of Modern Round's wholly-owned subsidiaries, MR Riverview, LLC and MR Peoria, LLC, entered a Guaranty and Security Agreement for the benefit of Lenders to guarantee and secure the obligations of Modern Round under the Loan Agreement. As mentioned above, the Lenders agreed to defer interest payments through June 2019. We have recorded $428,298 and $159,247 in interest expense on this debt for the years ended December 31, 2018 and 2017, respectively, which includes $318,980 and $0, of induced conversion expense, respectively. We had an outstanding line of credit balance of $3,128,500 and $3,742,500 at December 31, 2018 and 2017, respectively. As of December 31, 2018, there was $1,121,500 remaining availability on the line of credit.

Note 8
Notes Payable

Convertible Notes Payable

In November and December 2015, prior to the merger, our wholly-owned subsidiary, Modern Round, Inc., issued 8% convertible promissory notes in a private placement in the aggregate principal amount of $1,275,000, of which $775,000 was issued to independent third parties and $500,000 was issued to certain related parties. In January 2016, we approved a private placement of up to $5,000,000 of 8% convertible promissory notes. On August 10, 2016, we closed our convertible debt offering, pursuant to which investors subscribed to $1,875,000 in aggregate principal amount of convertible promissory notes. All the convertible notes payable originally matured between November 2017 and August 2018, and have been extended for various notes. Eight percent interest is accrued and compounds annually, and is due in one payment with the principal at the notes' maturity. The holders have the right to convert their principal and accrued interest balance into common stock shares of the company at a price equal to $2.46 per share.

During the second quarter of 2017 we issued $125,000 of promissory notes in a private placement to independent third parties. The convertible notes payable mature between April and May 2019. Eight percent interest is accrued and compounds annually, and is due in one payment with the principal at the notes' maturity. The holders have the right to convert their principal and accrued interest balance into common stock shares of the company at a price equal to $2.46 per share.

On November 16, 2017 two related party holders exercised their right to convert the notes into common stock shares. The holders converted $400,000 of notes, as well as accrued interest of $64,088, and additional incentive interest of $66,560. On December 29, 2017 four holders exercised their right to convert the notes into common stock shares. The holders converted $425,000 of notes, as well as accrued interest of $66,257, and additional incentive interest of $70,720. The issuance of the underlying shares is in process with our transfer agent.

During 2018, 27 holders exercised their right to convert their notes into common stock shares. The holders converted $1,750,000 of notes, as well as accrued interest of $305,451, and additional incentive interest of $332,800. The issuance of the underlying shares is in process with our transfer agent.

In July 2018, we entered into the Second Amendment to the Co-Venture Agreement dated January 16, 2015 with VirTra, Inc. (the "Second Amendment"). We conveyed a convertible promissory note in the principal amount of $292,138 with a term of one-year as satisfaction of the minimum royalty due for the second year of operations. The note accrues interest at a rate of 5% per annum with all principal and accrued interest due in one installment on August 1, 2019. However, in the event of any private placement or public offering, the Company shall remit twenty percent (20%) of the net proceeds of aforementioned offering to VirTra, Inc. VirTra, Inc. may also elect to convert the unpaid principal amount of the note and any unpaid interest accrued into shares of common stock of the Company at a twenty five (25%) discount to the price of shares sold to the public in a public offering of its common stock in connection with a go-public transaction.

At December 31, 2018 and 2017, the outstanding principal balance of the promissory notes and accrued interest were convertible into approximately 419,313 and 1,132,694 shares of our common stock, respectively.

Note 8
Notes Payable (continued)

Convertible Notes Payable (continued)

We incurred $418,561 and $390,135 in interest expense during the years ended December 31, 2018 and 2017, respectively, related to the Convertible Notes Payable, which includes $332,800 and $137,280, of induced conversion expense, respectively.

Notes Payable – Other

In December 2016 we converted two accounts payable vendor balances totaling $235,920 into notes payable. The notes were payable by March 31, 2017, or sooner if certain specific conditions were met.

In April 2017 we reached an extension agreement related to one of the notes for $150,000. Under the terms of the extension, we were to make 8 equal payments starting May 1, 2017. The balance of $37,500 is included in short-term notes payable on the balance sheet at December 31, 2017, and was repaid during 2018.

In April 2017 we reached an extension agreement related to the other note for $85,920. Under the terms of the extension, an initial payment of $10,000 was to be paid on April 15, 2017 with equal monthly payments of $7,475 through February 2018, and a residual payment of $4,950. The balance of $19,156 is included in short-term notes payable on the balance sheet at December 31, 2017, and was repaid during 2018.

In January 2017 we converted another account payable vendor balance totaling $132,865 into a note. The note payable was originally established with 0% interest and a maturity date of March 31, 2017. The balance of $67,760 is included in short-term notes payable on the balance sheet at December 31, 2017, and was repaid during 2018.

Future Minimum Payments – Notes Payable

Future minimum payments of notes payable as of December 31, 2018 is as follows:

Year	Convertible Notes Payable
2019	$ 542,138
2020	200,000
Thereafter	-
Total	$ 742,138

As of December 31, 2018, we were past due on $250,000 of the notes payable. However, through the financial statement issuance date, $200,000 of past due notes were extended and mature August 1, 2019. The remaining $50,000 of convertible notes remained past due.

Note 9
Capital Lease Obligations

On October 12, 2017 we entered into an equipment lease treated as a capital lease transaction with NFS Leasing for $208,957. Under the terms of the lease we were to make an immediate down payment of $20,896, a security deposit of $7,463 and pay an origination fee of $2,000 with a residual financed balance of $188,061. The lease contained an imputed interest rate of approximately 13.97% and requires us to make 30 monthly payments of $7,463 beginning November 1, 2017.

Note 9
Capital Lease Obligations (continued)

The amount of interest expense related to our capital lease for the years ending December 31, 2018 and 2017 was $20,473 and $4,316, respectively. The following table summarizes future maturities of our capital lease obligations as of December 31, 2018:

Year Ending December 31,	Amount
2019	$ 89,553
2020	29,851
Total Minimum lease payments	119,404
Less: amount representing inerest	(11,032)
Present value of net minimum lease payments	108,372
Less: current maturities	(79,370)
Non-current maturities	$ 29,002

Note 10
Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable, capital lease obligations, and a secured revolving line of credit. The carrying values of these financial instruments approximate fair value, due to their short maturities, or for notes payable, capital lease obligations, and the secured revolving line of credit, based on borrowing rates currently available to us for loans with similar terms and maturities, which represent Level 3 inputs.

On March 3, 2017, we entered a stock purchase agreement with Bollente Companies, Inc. to sell our available for sale investment of 300,000 common stock shares back to Bollente Companies, Inc. for $0.28 per share. Total proceeds from the sale were $84,000.

Available for sale equity investments had the following activity for the year ended December 31, 2017:

Available for Sale Investments - Equity:	Available for Sale Investment (Fair Value)	Available for Sale Investment - Credit Losses
December 31, 2016	$ 84,000	$ -
Sale of Investment	(84,000)	-
Credit losses	-	-
Other-than-temporary impairment	-	-
December 31, 2017	$ -	$ -

Note 11
Accrued Expenses

Accrued expenses consist of unit-level operating expenses, corporate general and administrative expenses, and interest expense. We determine the balances based on actual amounts billed or reasonable estimates calculated based on historical costs, as applicable.

Accrued expenses at December 31, 2018 and 2017 consisted of the following:

Accrued:	December 31, 2018		December 31, 2017	
G&A and other operating expenses	$	1,013,099	$	723,821
Payroll and related expenses		127,262		110,895
Sales and use taxes		18,816		70,943
VirTra expenses		24,991		248,229
Lucky Strike revenue guarantee		214,584		-
Interest expense		197,870		485,378
Interest expense - related party		2,675		81,118
Total Accrued Expenses	$	1,599,297	$	1,720,384

Note 12
Income Taxes

We recorded deferred tax balances related to our net operating loss and timing differences between book and tax accounting during the year ended December 31, 2018 and 2017. We identified these items to be less than fifty percent likely to be recovered. As such, we recorded a full valuation allowance on the net deferred income tax asset of approximately $3,112,000 and $2,083,000, at December 31, 2018 and 2017, respectively.

On December 22, 2017, the Tax Cuts and Jobs Act (the "2017 Tax Act") was enacted. The most significant impact to us of the 2017 Tax Act was a decrease in the federal corporate income tax rate from 35% to 21% beginning in 2018. As a result of the decrease in the corporate income tax rate, we were required to recognize the effect on our deferred tax assets and liabilities in the tax year ended December 31, 2017, the period in which the legislation was enacted.

The following table sets forth our provision for income taxes for the fiscal years ended:

	December 31, 2018		December 31, 2017	
Income tax provision:				
Current provision				
Federal, state, and local	$	-	$	-
Deferred provision (benefit):				
Federal, state, and local		(1,029,000)		(959,000)
Impact to provision (benefit) due to 2017 Tax Act		-		630,000
Valuation allowance		1,029,000		329,000
Provision for income taxes, net	$	-	$	-

Note 12
Income Taxes (continued)

The following table sets forth the reconciliation of the federal statutory rate to the effective income tax rate for the fiscal years ended:

	December 31, 2018	December 31, 2017
Federal corporate statutory rate	21.0%	21.0%
State and local income taxes, net of federal income tax benefit	4.0%	4.0%
Nondeductible expenses	0.0%	-0.1%
Impact of 2017 Tax Act	0.0%	-16.4%
Valuation allowance	-25.0%	-8.5%
Effective tax rate	0.0%	0.0%

The following table sets forth the significant components of our deferred tax assets and liabilities as of the fiscal years ended:

	December 31, 2018	December 31, 2017
Deferred tax assets and (liabilities):		
Net operating loss	$ 3,058,000	$ 2,359,000
Depreciation	(285,000)	(370,000)
Prepaid assets	62,000	58,000
Stock options	114,000	36,000
Interest	163,000	-
Total deferred tax assets and (liabilities), net	3,112,000	2,083,000
Less: valuation allowance	(3,112,000)	(2,083,000)
Deferred income tax asset (liability), net	$ -	$ -

As of December 31, 2018 and 2017, we had federal income tax net operating loss carryforwards of approximately $12,234,000 and $9,435,000, which expire at various dates beginning in 2036. We are generally no longer subject to federal or state income tax examinations for years prior to 2015.

Note 13
Related Party Transactions

In October 2016, VirTra exercised its warrant to purchase shares of our common stock. See Note 14 Stockholders' Deficit, for details on the warrant exercise. Certain of our directors have a minority interest in VirTra, which is a public company, and we share a common director. We recorded expenses under the Co-Venture Agreement of $354,421 (including $348,704 in royalties) and $377,780 (including $333,347 in royalties), for the years ended December 31, 2018 and 2017, respectively. At December 31, 2018 we had an outstanding balance with VirTra of $24,991 in accrued royalty expense and a note payable balance of $292,138. At December 31, 2017 we had an outstanding balance with VirTra of $21,556 in accrued expense and $226,673 in accrued royalty expense.

We owed $50,365 and $38,691 in expense reimbursements to our executives and directors at December 31, 2018 and 2017, respectively. The balances are recorded in accounts payable on our consolidated balance sheets.

On March 6, 2018, we settled a note with our former President and COO originally due November 15, 2017. Under the terms of the settlement we paid $100,000 of principal and $35,000 of accrued interest related to the note.

Note 13
Related Party Transactions (continued)

We entered into a Loan and Security Agreement, (or the "Loan Agreement"), as referenced in Note 7 Secured Revolving Line of Credit. On March 19, 2018, we executed a Fourth Amendment to that Loan and Security Agreement that provided for the conversion of $3,112,000 of principal and $234,618 of accrued interest into common shares of the Company at a conversion rate of $2.46 per share. The amendment called for the conveyance of two-years of interest to the Lenders in an amount of $318,980 as an incentive. The principal, accrued interest and the incentive interest converted into 1,490,080 common shares. Interest expense on this debt was $428,298 and $159,247, for the years ending December 31, 2018 and 2017, respectively. At December 31, 2018, $3,128,500 in principal and $105,469 in accrued interest were outstanding to related parties. At December 31, 2017, $3,742,500 in principal and $230,768 in accrued interest were outstanding to related parties.

During August 2017, affiliates of the Company assigned to the Company warrants to purchase common shares of VirTra, Inc. The Company elected to exercise the warrants under the net cash exercise value provision and received proceeds of $773,494. As consideration for the assignment, the Company issued to the affiliates a total of 644,579 common shares. In tandem with the exercise, the Company applied $118,426 of the proceeds received from the exercise toward satisfaction of the minimum royalty due under the Co-Venture Agreement for the first year of operations, and, thus realized net proceeds of $655,068.

Note 14
Stockholders' Deficit

At December 31, 2018, we were authorized to issue 200,000,000 shares of common stock, of which 9,571,464 shares were issued and outstanding. At December 31, 2017, we were authorized to issue 200,000,000 shares of common stock, of which 7,110,550 shares were issued and outstanding. We were authorized to issue 10,000,000 shares of preferred stock with no shares issued or outstanding at December 31, 2018 and 2017. Rights and privileges of preferred stock are to be determined by our Board of Directors. On April 11, 2018, our Board of Directors approved an amendment to our Amended and Restated Articles of Incorporation to effect a 1-for-12,000 reverse split of our Common Stock (the "Reverse Split"), followed by a 2,000-for-1 forward split of our Common Stock (the "Forward Split"), which was done on November 13, 2018. All references to common stock shares and price have been retroactively adjusted in the financial statements.

The Company's shareholders who held less than one whole share following the Reverse Split would not be included in the Forward Split, and were offered a redemption price of $2,400 per post-Reverse Split share. During the year ended December 31, 2018, total redemptions paid for shareholders that remitted their stock certificates totaled $1,820. The total remaining redemptions may be up to approximately $44,000.

During the years ended December 31, 2018 and 2017, we entered into the following additional transactions that affected stockholders' deficit:

During August 2017, affiliates of the Company assigned to the Company warrants to purchase common shares of VirTra, Inc. The Company elected to exercise the warrants under the net cash exercise value provision and received proceeds of $773,493. As consideration for the assignment, the Company issued to the affiliates a total of 644,579 common shares. In tandem with the exercise, the Company applied $118,426 of the proceeds received from the exercise toward satisfaction of the minimum royalty due under the Co-Venture Agreement for the first year of operations, and, thus realized net proceeds of $655,068. See Note 13, Related Party Transactions.

On November 16, 2017 two related party holders exercised their right to convert their notes into common stock shares. The holders were issued 216,877 shares for debt and interest owed in the aggregate amount of $530,648. See Note 8, Notes Payable. The issuance of the underlying shares is in process with our transfer agent.

On December 29, 2017 four holders exercised their right to convert the notes into common stock shares. The holders were issued 230,320 shares for debt and interest owed in the aggregate amount of $561,977. See Note 8, Notes Payable. The issuance of the underlying shares is in process with our transfer agent.

Note 14
Stockholders' Deficit (continued)

On November 16, 2017, we granted an aggregate of 266,534 options to purchase shares of our common stock to a consultant. Of these, 133,267 shares vested immediately and the remaining 133,267 options vest over a five-year period. These options are exercisable at $2.46 per share, and expire 5 years from the grant date. The estimated fair value of $143,928 was determined using the Black-Scholes model using the following assumptions: five-year expected life; 2.90% risk free interest rate; zero dividend rate; and 165% expected volatility.

On January 31, 2018 we granted an aggregate of 8,333 options to purchase shares of our common stock to a consultant. The options vest over a two-year period, are exercisable at $2.46 per share, and expire 10 years from the grant date. The approximate value of $20,000 was determined using the Black-Scholes model using the following assumptions: ten-year expected life; 2.72% risk free interest rate; zero dividend rate; and 223% expected volatility.

On March 19, 2018, we made a modification to 61,384 vested stock options issued to our former President and COO who left the Company in November of 2017. If a holder's employment with the Company is terminated for any reason, all vested options may be exercised for the lesser of three (3) months after employment ceases or the balance of the option's remaining term. Under the terms of the modification we agreed to extend the vested options an additional one (1) year to March 2019. The options were revalued as of March 19, 2018 using the Black-Scholes model using the following assumptions: 1.25 years expected life; 1.9% risk free interest rate; zero dividend rate; and 75% expected volatility. In comparison to the estimated value immediately before the modification, this resulted in the Company recording an additional $27,211 of expense related to the modification of the options during the year ended December 31, 2018.

During 2018, we granted an aggregate of 624,398 options to purchase shares of our common stock to Lucky Strike in conjunction with our LS Agreements, See Note 6 – Commitments and Contingencies. The options vest monthly over a five-year period, are exercisable at $2.46 per share, and expire 5 years from the grant date. The approximate value of $1,420,000 was determined using the Black-Scholes model using the following assumptions: five-year expected life; 1.76% to 3.05% risk free interest rate; zero dividend rate; and 125% to 215% expected volatility.

In November 2018, we engaged StartEngine Capital, LLC ("StartEngine") to provide funding portal services for our contemplated offering under Regulation Crowdfunding ("Reg CF"), as adopted by the U.S. Securities and Exchange Commission ("SEC"). The StartEngine services include, among other things, SEC filing assistance, compliance review, marketing consulting services, campaign page design, and general offering support. The applicable fees include closing commissions dependent upon the dollar amount raised and the form of payment. The offering commenced in February 2019 and remains open as of April 26, 2019, which is the date these financial statements were available to be issued.

During 2018, we converted $1,750,000 of our outstanding convertible promissory notes, as well as accrued interest of $305,451 and additional incentive interest of $332,800 into 970,834 common stock shares at $2.46 per share. See Note 8 Notes Payable. The issuance of the underlying shares is in process with our transfer agent.

During 2018, we converted $3,112,000 of principal, $234,618 of accrued interest, and $318,980 as an incentive into common shares of the Company at a conversion rate of $2.46 per share, related to our related party line of credit. The principal, accrued interest and the incentive interest converted into 1,490,080 common shares. As of December 31, 2018, the issuance of the underlying shares was pending our transfer agent receiving an opinion from our legal counsel addressing the circumstances surrounding the issuance of the shares. This was subsequently completed and the shares were issued in March 2019. See Note 7 Secured Revolving Line of Credit – Related Parties.

Note 15
Options and Warrants

Our 2015 Incentive Stock Plan (the "2015 Plan"), which is shareholder approved, permits the grant of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), bonus stock, dividend equivalents, other stock-based awards, and performance awards that may be settled in cash, stock, or other property.

Note 15
Options and Warrants (continued)

Up to 7,000,000 shares of common stock are authorized to be issued under the 2015 Plan. The purpose of the 2015 Plan is to assist us in attracting, motivating, retaining (including through designated retention awards), and rewarding high-quality executives, employees, officers, directors, and individual consultants who provide services to us by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of stockholder value. Option awards are generally granted with an exercise price equal to the market price of our Company's stock at the date of the grant; those option awards generally vest over three or five years of continuous service and have 10 year contractual terms. Share awards generally vest over five years. Certain option and share awards provide for accelerated vesting upon a change in control of our Company, as defined in the 2015 Plan. Our option agreements associated with the 2015 Plan provide for the termination of any unexercised portion of an optionee's grant at the tenth anniversary of grant or earlier should certain events occur.

Our 2018 Incentive Stock Plan (the "2018 Plan"), which is shareholder approved, permits the grant of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), bonus stock, dividend equivalents, other stock-based awards, and performance awards that may be settled in cash, stock, or other property.

Up to 2,000,000 shares of common stock are authorized to be issued under the 2018 Plan. The purpose of the 2018 Plan is to assist us in attracting, motivating, retaining (including through designated retention awards), and rewarding high-quality executives, employees, officers, directors, and individual consultants who provide services to us by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of stockholder value. Option awards are generally granted with an exercise price equal to the market price of our Company's stock at the date of the grant; those option awards generally vest over three or five years of continuous service and have 10 year contractual terms. Share awards generally vest over five years. Certain option and share awards provide for accelerated vesting upon a change in control of our Company, as defined in the 2018 Plan. Our option agreements associated with the 2018 Plan provide for the termination of any unexercised portion of an optionee's grant at the tenth anniversary of grant or earlier should certain events occur.

The table below sets forth a summary of the options and warrants as of the years ended December 31, 2018 and 2017:

	Weighted Average Exercise Price	Number of Options and Warrants	Weighted Average Remaining Contractual Term	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2016	$ 2.22	889,488	8.28	$ 0.42
Options and warrants forfeited	2.46	(15,346)	-	0.48
Options and warrants granted	2.46	266,534	4.88	0.54
Outstanding as of December 31, 2017	2.28	1,140,676	6.71	0.42
Options and warrants forfeited	0.66	(117,076)	-	0.44
Options and warrants granted	2.46	632,731	4.26	2.28
Outstanding as of December 31, 2018	$ 2.34	1,656,331	4.84	$ 1.13

Note 15
Options and Warrants (continued)

The table below sets forth a summary of the vested and unvested options and warrants as of the years ended December 31, 2018 and 2017:

	Weighted Average Exercise Price	Number of Options and Warrants	Weighted Average Remaining Contractual Term	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2017				
Vested	$ 2.22	916,794	6.80	$ 0.42
Non-Vested	$ 2.46	223,882	6.33	$ 0.48
Total		1,140,676		
Outstanding as of December 31, 2018				
Vested	$ 2.27	1,048,747	5.18	$ 0.63
Non-Vested	$ 2.46	607,584	4.24	$ 2.03
Total		1,656,331		

We had $1,234,549 in estimated fair value for non-vested options that remained to be recognized as expense at December 31, 2018. The weighted average period to recognize total compensation costs related to non-vested options is approximately 4.2 years. The intrinsic value of all vested and non-vested options and warrants at December 31, 2018 and 2017 was $0.

Note 16
Employee Benefit Plans

We participate in a multi-employer 401(k) profit sharing plan (the "Plan") maintained by a third-party service provider. The Plan allows substantially all employees to participate once they meet the Plan's enrollment guidelines, and employees may elect to contribute a portion of their salary to the Plan. The matching contributions by the Company are at the discretion of our board of directors, and are subject to certain limitations. We contributed $21,808 and $32,238 to the Plan in the years ended December 31, 2018 and 2017, respectively.

Note 17
Subsequent Events

The Company has evaluated subsequent events through April 26, 2019, which is the date these financial statements were available to be issued.

On November 30, 2018 we entered into an equipment lease treated as a capital lease transaction with NFS Leasing for $51,783, which became effective in January 2019. The lease contained an imputed interest rate of approximately 13.97% and requires us to make 30 monthly payments of $2,055 beginning January 1, 2019.

On January 15, 2019, we reached an agreement with two note holders to extend $200,000 of convertible notes and accrued interest. Under the terms of the extension, the convertible notes maturing October 26, 2018, were extended to August 1, 2019.

In April 2019, we reached an agreement with one note holder to extend $200,000 of convertible notes and accrued interest. Under the terms of the extension, $100,000 of the convertible notes initially maturing April 2019, were extended one year to April 2020. The remaining $100,000 of notes initially maturing April 2020, were extended one year to April 2021. Under the terms of the extension, we are to begin making monthly payments in the amount of $25,000 beginning January 1, 2020 until all outstanding principal is repaid in full. In addition, the conversion price associated with the notes will be restated from $2.46 per share to $1.75 per share. Additional incentive interest of $32,000 will be paid to the holder on the Settlement Date in the form of common stock valued at $1.75 per share, converting into 18,285 shares.

Note 17
Subsequent Events (continued)

On April 22, 2019 we executed a Fifth Amendment to the Loan and Security Agreement that provided for the conversion of $2,036,500 of principal and $194,623 of accrued interest into common shares of the Company at a conversion rate of $1.50 per share. The principal and accrued interest will convert into 1,487,415 common shares. The amendment also extends the principal due date two (2) years to June 11, 2021. Additional incentive interest of $425,000 will be paid to the Lender in the form of common stock valued at $1.50 per share, converting to 283,333 common shares.

On February 20, 2019, we commenced an offering of our common stock for an amount up to $1.07 million at a price of $2.00 per share under Regulation Crowdfunding ("Reg CF"), as adopted by the U.S. Securities and Exchange Commission ("SEC"). The offering remains open as of April 26, 2019, which is the date these financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



That's Eatertainment is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

10
Hours Left

96
Investors

$84,810.00
Raised of $10K - $1.07M goal

▶ PLAY VIDEO

That's
Eatertainment
Virtual Shooting Lounge

● Small OPO   🏠 Scottsdale, AZ
🏷 Hospitality
◉ Accepting International Investment

SHOOT • EAT • SIP

Invest Now   🤍

$250.00 minimum investment

Overview   Team   Terms   Updates   Comments   **Share**

Shoot, Eat, Sip

Invest in That's Eatertainment

Modern Round, a wholly-owned subsidiary of THAT'S
EATERTAINMENT CORP., is an exhilarating and empowering
new entertainment concept for the adrenaline seeker in all
of us. **It's part virtual shooting games part upscale
lounge.** You'll experience state-of-the-art technology that
feels as real as shooting a live gun. But instead of using live
ammo, you'll be at the **center of a simulated world where
you're placed right into the action.**



Gunslingers, zombie slayers, first-time shooters, and expert
marksmen will all find opportunities to get together and
build their shooting and social skills.

Modern Round is designed to be the perfect place that goes beyond the expected night out. It's the modern way to
come together and get out of the ordinary.

Modern Round uses a one-of-a-kind technology shared only with military and police departments. With tireless work
and refinement, we have created a unique shooting range experience that is unrivaled. At the end of the day, entertainment
is our focus. Excellent food, beverage, and atmosphere keeps customers coming back to Modern Round again and again.

We have had tremendous success so far with our six locations and now we are seeking your investment to continue our growth!

The Offering

$2.00/share of Common Stock | When you invest you are betting the company's future value will exceed $20M

Perks* and Investment Bonuses

$500+	$1,000+	$2,500+	$5,000+
Two Promo Cards*, 10% Bonus Shares, and One Modern Round Membership (Lifetime)	Four Promo Cards*, 15% Bonus Shares, and One Modern Round Membership (Lifetime)	Ten Promo Cards*, 20% Bonus Shares, and One Modern Round Membership (Lifetime)	Twenty Promo Cards*, 25% Bonus Shares, and One Modern Round Membership (Lifetime)
Invest	Invest	Invest	Invest

$10,000+

Forty Promo Cards*, 30% Bonus Shares, and One Modern Round Membership (Lifetime)

Invest

*Promo Cards: Provides for two (2) hours of shooting at any Modern Round shooting lounge across the country. They have no expiration.
*All perks occur after the offering is closed.

The Shooting Lounge and Games

Welcome to realistic shooting in a safe environment. Originally created for military and police training, Modern Round has made it available to all shooting enthusiasts and first time shooters alike. **Modern Round has implemented**



a safe way to learn and have fun all at the same time. With over 250 games, skill drills, and live action scenarios, Modern Round has games in all of the most popular genres. These games are designed for all levels of shooters and entertainment seekers.



New Live Action scenarios and games are added on a regular basis. We work tirelessly to bring the newest, highest quality content to our patrons. **Our replica firearms are realistic and accurate, but cannot be converted into live firearms.**







Skill Building

Life-like and immersive scenarios using state-of-the-art laser technology. Incredible audio and visuals generate unparalleled realism. Replica firearms that have the same look, weight, and feel of real firearms. Fun for first-time shooters and expert marksmen alike. 60-70% of our guests have never used a firearm before. First-time guests are required to go through a 2-minute gun safety video.

Games For Everyone

From action, first-person shooters to old school favorites and puzzle games, Modern Round has it all! Take on insurgents and tanks in Modern Battlefield or save the doctor in the spy-themed Monte Carlo. Looking for something a little more casual? Find the hidden items in Hidden Object or match 3 pirate jellies in Captain Crush!

Fun Way to Learn

Develop essential shooting skills just like those in the armed forces and police force. We eliminate the danger and intimidation of real gun ranges. No live firearms are allowed at Modern Round.

Food and Drink





Delicious Delights

We spent a lot of time making sure the food we serve is a big draw for our customers. Modern Round offers an extensive combination of chef-inspired items as well as a new spin on some timeless classics. Our shooting lounges, bar, and restaurant areas offer a wide selection of shared appetizers and delectable cuisine. Try our Buffalo Chicken Spring Rolls with Blue Cheese Sauce or Big Shot Burger with Gouda Cheese and Applewood Smoked Bacon. Our dining room steps it up with Southern Fried Chicken and Waffles, Filet Mignon Sliders, and fresh seafood. Modern Round is sure to satisfy the casual diner and those looking for an exciting culinary experience.

Have a Round

From Mojitos to Manhattans, we offer a large selection of hand-crafted cocktails, fine wines, and the coldest draft beers in town. Try one of our own Modern Round Mixologist's Specialty or Themed Cocktails including the Quick Draw or the Modern Margarita. Let us put the "Modern" in your next round.

Our Success

Modern Round is now offered in six locations, partnered with well known entertainment facilities such as Lucky Strike and Apex Entertainment. We have a membership base over 100,000 and increasing with a 25% return rate (2 or more visits).

It's not just guys that come in to Modern Round to drink beers and shoot, however; over **50% of our customer base is female.** We provide an upscale entertainment experience that is as perfect for bachelorette parties and a night out with the ladies as it is for gentlemen.



We take pride in the diversity of our team and the product that we have refined and perfected. **We own the exclusive world-wide license for our live action scenarios** and we rolled out our own cloud-first backend, which allows us to manage and report on all of our statistics and analytics data.

Giving back is an enormous part of our DNA as well. That is why Tuesdays are "Hero Tuesdays" in select locations, where current and former military and first responders receive 50% off their shooting lounge fees. **Modern Round helps people understand what police and military go through to protect us.**

Our Future



With your investment, you will help us continue to expand and open up new locations. We have leads in Dallas, Houston, and Phoenix to open new Modern Round



locations. **Money from this raise will allow us to continue building and expanding the Modern Round brand and to develop new concepts.**

Modern Round is fortunate to have the best of the best on its team. Yielding such team members as: the idea person, the doer, the thinker, the detail oriented one, the high driver, the over-achiever and the one that won't give up. **This highly engaged team is fully committed and only accepts success!** We have the restaurant management pedigree to keep operational costs down and give guests an unbeatable entertainment experience.

Our technology team has produced a scalable, remote-manageable infrastructure that already supports six locations and is ready to add more. **With over 100 years of combined field experience in the entertainment and restaurant industry, you are placing trust in the right place with this team.**

Invest in That's Eatertainment

At Modern Round, our mission is to create our guest's first choice in entertainment and fun. Modern Round provides the latest technology in a safe environment, appealing to a vast audience. Modern Round hosts over 250 games, skill drills, live action scenarios, along with amazing food and remarkable drinks. **Modern Round ensures guests have a fantastic experience with impeccable hospitality driving frequent visits.** Modern Round is the perfect place to **Shoot, Eat, Sip.**



We have a highly experienced executive and operating team that has built a solid infrastructure that is ready to scale nationwide. Our initial concept has produced over 100,000 unique visitors across one full location and five satellite/partner locations with a >25% return rate.

Invest in Modern Round today as we continue to grow!







February 2014

Modern Round formed

January 2015

Executed a license agreement for the commercial use of simulator technology.

June 2016

Opened our first Modern Round location in Peoria, AZ, just outside of Phoenix, AZ.

October 2017

Entered into a partnership with Lucky Strike Entertainment and opened fourteen (14) of our lounges in their Albany, NY location.

May 2018

Opened in Lucky Strike Entertainment's Manhattan location.

June 2018

Opened in Lucky Strike Entertainment's West Nyack, NY location.

October 2018

Achieved 90,000+ memberships.

November 2018

Opened in Lucky Strike Entertainment's Chicago, IL location.

Fiscal 2019

Opening three (3) new Modern Round locations. (ANTICIPATED)

Q2 2019

Opening a new concept location. (ANTICIPATED)

In the Press



SHOW MORE

Meet Our Team







Mitchell A. Saltz
Chairman

Mitchell A. Saltz has served as our Chairman since December 2015, and was a principal of our predecessor, Modern Round, LLC, from February 2014 until December 2015. Mr. Saltz is a director of American Outdoor Brands Corporation (formerly Smith & Wesson Holding Corporation), a leading manufacturer, designer, and provider of consumer products for the shooting, hunting, and rugged outdoor enthusiast, since October 1998. Mr. Saltz has served as the Chairman of Quest Resource Holding Corporation, an environmental solutions company that serves as a single-service provider of recycling and environment-related programs, services, and information, or its predecessors since 2005. He has also been a member of the board of directors of VirTra, Inc., a leading developer, seller and supporter of use of force training and marksmanship firearms training systems and accessories for law enforcement, military, educational or civilian use, since 2016. Mr. Saltz has also served as the Chairman and Managing Partner of Southwest Capital Partners, an investment banking firm, since 2009. Mr. Saltz served as Chairman of the Board and Chief Executive Officer of Smith & Wesson Holding Corporation from February 1998 through December 2003. Mr. Saltz founded Saf-T-Hammer in 1997, which developed and marketed firearm safety and security products designed to prevent the unauthorized access to firearms, which acquired Smith & Wesson Corp. from Tomkins, PLC in May 2001 and changed its name to Smith & Wesson Holding Corporation.

Ronald L. Miller, Jr.
Vice President, CFO, and Secretary

Ronald L. Miller, Jr. has served as Vice President, Chief Financial Officer, and Secretary of THAT'S EATERTAINMENT CORP. (formerly Modern Round Entertainment Corporation) since December 2015 and was a principal of its predecessor, Modern Round LLC, from February 2014 until December 2015. Mr. Miller has served as a director and Chairman of the Audit Committee of Quest Resource Holding Corporation since July 2010. Quest is a national provider of reuse, recycling, and disposal services that enable its customers to achieve their environmental and sustainability goals and responsibilities. Mr. Miller is a director and Chairman of the Audit Committee of Item 9 Labs Corp., a developer of technology and products that administer high-quality cannabis health solutions. Mr. Miller served as a Managing Director of CKS Securities LLC, an investment banking firm, from February 2010 to December 2011. He served as Vice Chairman of Miller Capital Markets, LLC, a Scottsdale, Arizona headquartered boutique investment banking firm from May 2009 to August 2009. Mr. Miller served as Chief Executive Officer of Alare Capital Partners, LLC, a Scottsdale-based investment banking and strategic advisory firm, from September 2007 to May 2009. From 2001 to 2005, Mr. Miller served as a Managing Director of The Seidler Companies Incorporated, an investment banking firm and member of the NYSE. Mr. Miller served from 1998 to 2001 as a Senior Vice President and was instrumental in the opening of the Phoenix, Arizona office of Wells Fargo Van Kasper. From 1994 to 1998, Mr. Miller served as

Barry M. Monheit
Vice Chairman

Barry M. Monheit has served as Vice Chairman of the Board of our company since December 2015. Mr. Monheit has been a principal of a predecessor and current subsidiary of our company, Modern Round, since February 2014. Mr. Monheit also has served as a director of Quest since October 2012. Mr. Monheit served as the President and Chief Executive Officer of Quest from October 2012 to July 2013 and as President, Chief Executive Officer, and director of one of Quest's predecessors, Earth911, from June 2011 to July 2013. Mr. Monheit has served as a director of American Outdoor Brands Corporation (formerly Smith & Wesson Holding Corporation), a leading provider of firearms and quality products for the shooting, hunting, and rugged outdoor enthusiast, whose stock is listed on Nasdaq Global Select Market, since February 2004 and as Chairman since October 2004. Mr. Monheit served as a financial and operational consultant from April 2010 to June 2011. From May 2009 to April 2010, Mr. Monheit was a Senior Managing Director of FTI Palladium Partners, a financial consulting division of FTI Consulting, Inc., a New York Stock Exchange-listed global advisory firm dedicated to helping organizations protect and enhance enterprise value in an increasingly complex legal, regulatory, and economic environment. Mr. Monheit was a consultant focusing on financial and operational issues in the corporate restructuring field from January 2005 to May 2009. From July 1992 to January 2005, Mr. Monheit was associated in various capacities with FTI Consulting, Inc., a business advisory firm that provides

Senior Vice President of Imperial Capital, and from 1993 to 1994, was associated with the Corporate Finance Department of Ernst & Young. Mr. Miller began his career in the M&A department of PaineWebber, Inc.

multidisciplinary solutions to complex challenges and opportunities, serving as the President of its Financial Consulting Division from May 1999 to November 2001. Mr. Monheit was a partner with Arthur Andersen & Co. from August 1988 to July 1992, serving as partner-in-charge of its New York Consulting Division and partner-in-charge of its U.S. Bankruptcy and Reorganization Practice.



Chris C. Castille

CTO

Chris C Castille has served as the Chief Technology Officer of THAT'S EATERTAINMENT CORP. (formerly Modern Round Entertainment Corporation) since December 2015 and was a principal of its predecessor, Modern Round LLC, from February 2014 until December 2015. Mr. Castille is also President of That's Development (A wholly owned subsidiary of That's Eatertainment) Mr. Castille, an AWS Certified Solutions Architect, has successfully implemented his technological vision for Modern Round providing a fault tolerant, scalable, and secure Cloud IT infrastructure. His vision has proven its centrally managed capabilities throughout a regionally dispersed expansion from Arizona to New York. Prior to joining Modern Round, Mr. Castille was an automation engineer, programmer, and project manager at Essi corporation. He supervised numerous multi-million-dollar automation, measurement and safety systems projects for some of America's largest energy producers including Anadarko Petroleum, Chesapeake Energy, and Apache Corporation. Prior to his work with Essi Corp, Mr. Castille operated multiple wireless internet isp startups and understands the unique needs of a modern technology-



Matt Smyth

President (Modern Round Inc.)

Matt Smyth has served as the President of Restaurant Operations of THAT'S EATERTAINMENT CORP. (formerly Modern Round Entertainment Corporation) since September 2017 and was the Director of Operations of its predecessor, Modern Round LLC, from February 2014 until September 2017. Mr. Smyth is currently the President of Modern Round Inc. (a wholly owned subsidiary of That's Eatertainment). With more than 30 years in the industry, Matt's professional experience spans from independently owned boutique operations to large franchise restaurants producing nearly 10 million in annual revenues, including companies such as Z'Tejas, Jack Allen's Kitchen, Sandbar and Buster's Bar and Grill. Mr. Smyth has become an expert in providing the ultimate guest experience; giving each location he touches a competitive edge within the market. He is also well versed in the opening of restaurants from conception to construction to operations, opening several in his career. Mr. Smyth began working for Modern Round in February of 2014 and has played an instrumental role in the development of Modern Round as the President of Restaurant Operations. Mr. Smyth has a proven track record



Anthony Silva

Director of Software Development

Anthony Silva has served as the Director of Software Development of Modern Round Inc. (a wholly owned subsidiary of That's Eatertainment) since October 2015. Mr. Silva is also Director of Software Development of That's Development (A wholly owned subsidiary of That's Eatertainment). Mr. Silva has spent the last 19+ years building and designing software - from all kinds of games (console, Facebook, mobile, and educational to name a few) to flight display interfaces and, most recently, architecting and building much of the SaaS game/backend/enterprise operations platform that powers all Modern Round locations. He has also served in a team leadership and/or management role with team sizes of up to 20+ engineers for over 8 years. He has over 15 shipped commercial titles to his credit and was a primary team member on the AAA hit PlayStation franchise ATV Offroad Fury (games 1 & 2 – totaling over 12M copies sold and earning the vaunted console bundle pack-in status). He has spent the last 8+ years working in and building tools and development pipelines for the Unity game engine. Mr. Silva co-founded Detox Studios LLC, the company that built the uScript



Traci Thompson

Director of Sales and Marketing

Mrs. Thompson serves as the Director of Sales and Marketing for the organization. Mrs. Thompson successfully created and oversees a defined detailed marketing, public relations, and event sales plan for the company. Mrs. Thompson has done this from plan conceptualization through execution. As well, Mrs. Thompson oversees the event sales executives and group sales goals and initiatives for all locations. Mrs. Thompson has demonstrated a consistent track record of superior development and execution of marketing programs along with 100% achievement of event sales goals. Mrs. Thompson handles all crisis management and tactfully ensures a positive public image for the company. She is the brand ambassador and brand police for the organization. Mrs. Thompson ensures both company and parent company are viewed as the best upscale and professional concept in the "eatertainment" industry. Mrs. Thompson's background consists of extensive experience in the entertainment and food/beverage arena on the marketing, sales and operational side. She has worked with reputable local, National and International entertainment concepts,

driven concept. Through his consulting firm Interwerx LLC Mr. Castille was the primary network engineer operating 2 heavily dispersed interconnected wireless networks. Those companies provided population coverage of 48,898 with 600+ Subscribers.

for increasing sales while meeting or exceeding all aspects of a P&L. He has specifically focused on streamlining operations to produce financially successful restaurant operations. Matt is a motivated, personable, business professional with a thirst to succeed. He has a work ethic that will not stop until the job is done to exacting standards while demonstrating respectful workplace relationships through teamwork and communication. Mr. Smyth has been awarded with numerous achievements including "Best Financials," "Most Dedicated General Manager," and "Best Overall Performance."

Visual Scripting Plugin that is currently available on the Unity Asset Store and used by thousands of developers worldwide (including the development team at Modern Round). Mr. Silva's experience includes positions with VirTra, Inc., Rainbow, THQ, and Honeywell.

restaurants and special event companies. She has proven she is a result driven marketing strategist and salesperson with over 21 years' experience in marketing, public relations, media buying, community outreach, sponsorship, digital media, sales and events. Mrs. Thompson has created, managed and delivered integrated custom marketing programs that drive sales, support overall revenue growth and ensure consumer retention. Mrs. Thompson is an industry leader in high dollar event sales and sponsorship acquisition and execution. Mrs. Thompson has sold, operated and overseen corporate and special events from 500 guests to 30,000 attendees. Mrs. Thompson's experience includes positions with DreamWorks, (Comprised of Steven Spielberg and Universal Studios), Sega Entertainment USA, Sega Games Japan, GameWorks, and TGI Friday's.



Tod Rawson
Executive Chef Modern Round

Mr. Rawson's culinary career began at the Phoenician Resort, a 5-star luxury collection property in Scottsdale, Arizona. Boasting 9 restaurants, Mr. Rawson expertly oversaw all elegant Sunday brunches in the Fine Dining Terrace Restaurant. Mr. Rawson studied under Robert McGrath, a James Beard award winning Chef at Roaring Fork. Mr. Rawson's culinary management experience flourished when he had the privilege of showcasing his culinary talent at Flemings Prime Steakhouse and P.F. Chang's China Bistro. Mr. Rawson has extensive experience in managing, overseeing, hiring and training staff. Mr. Rawson is considered one of the very best in new concept and venue openings.

*concept and venue openings.
Mr. Rawson effectively creates,
updates and designs menus for
each specific brand. Mr. Rawson
personally maintains excellent
communication with fellow
vendors, guests, and the
management team. Mr. Rawson
consistently achieves all goals of
existing and upcoming concepts.
Mr. Rawson maintains
outstanding product selection,
food costs and labor
percentages. Mr. Rawson's
proven business, and
comprehensive food and
beverage knowledge, has come
through many years of hands-on
experience. Mr. Rawson
maintains an immaculate
kitchen. The Modern Round
kitchen has been hand selected
by the Arizona Department of
Health Services as a training
facility. Mr. Rawson's most
sought-after talent is the
greatness of his palette and
unique flair he brings to every
dish. Mr. Rawson stays current
on all culinary training and
techniques. Mr. Rawson is
constantly knowledgeable of
upcoming food trends. Mr.
Rawson is a favorite in the
world of true foodies with his
distinctive and well-prepared
gourmet entrees.*

Offering Summary

Company : THAT'S EATERTAINMENT CORP.

Corporate Address : 7377 E. Doubletree Ranch Rd., Suite 280, Scottsdale, AZ 85258

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	535,000
Price per Share	:	$2.00
Pre-Money Valuation	:	$19,080,222.00

*Maximum subject to adjustment for bonus shares. See Bonuses below

Perks*

$250 - One Modern Round Membership (Lifetime)

$500 - Two Promo Cards*, 10% Bonus Shares, and One Modern Round Membership (Lifetime)

$1,000 - Four Promo Cards*, 15% Bonus Shares, and One Modern Round Membership (Lifetime)

$2,500 - Ten Promo Cards*,20% Bonus Shares, and One Modern Round Membership (Lifetime)

$5,000 - Twenty Promo Cards*, 25% Bonus Shares, and One Modern Round Membership (Lifetime)

$10,000 - Fourty Promo Cards*, 30% Bonus Shares, and One Modern Round Membership (Lifetime)

*Promo Cards: Provides for two (2) hours of shooting at any Modern Round shooting lounge across the country. They have no expiration.

*All perks occur after the offering is closed.

The 10% Bonus for StartEngine Shareholders

THAT'S EATERTAINMENT CORP. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Inter company debt or back payments; Salary payments made to one's self, a friend or relative

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The

U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Modern Round Arcade

19 days ago

Our design team gives you a peek in the pictures below of an early prototype of our **Modern Round Arcade** gaming system. We designed our library of games to be robust enough to go onto multiple platforms including a traditional arcade style system. While we have not decided on the revenue model, we could either sell the complete system or enter into a licensing arrangement with end users. We might decide to offer both options.

Share this with your family and friends. If you haven't already done so, please make the investment now!

Thanks!

The Modern Round Team


Scan Card
to Begin


2
15



Notice of Funds Disbursement

21 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, That's Eatertainment has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in That's Eatertainment be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Modern Round Mobile Update

21 days ago

Our **Modern Round** Mobile shooting lounge was a hit at the charity event in **Phoenix, AZ** this past Saturday. The **Morning Ritual Green Chile Hash** received rave reviews as well! Going mobile presents us with the opportunity to demonstrate what virtual shooting entertainment is all about to a new audience and to showcase our unique food offerings. Please see the pictures below.

Share this with your friends. If you have not yet finished your investment, make sure to do so!

Thanks!

The Modern Round Team







Modern Round Mobile

28 days ago

We are debuting our mobile **Modern Round** shooting lounge this weekend at a charity event in **Phoenix, AZ**. The initial version is being assembled as seen in the picture below.

We plan to evolve from a tent format to a more versatile trailer platform. The event this weekend will also feature **Morning Ritual's Green Chile Hash**! The mobile shooting lounge can be a welcome addition to any group event in need of entertainment. It provides us with an opportunity to promote both our brand of entertainment and select food offerings.

Share this with your family and friends. If you haven't already done so, please make the investment now!

Thanks!

The Modern Round Team





Morning Ritual Update

about 1 month ago

The design team has further refined the look and feel of **Morning Ritual**, our lifestyle driven breakfast/brunch concept that features a Mimosa Bar. The link below captures the design and layout for our Morning Ritual location slated for **The Shops at Norterra** in **Phoenix, AZ**. We are in lease negotiations for this site.

https://youtu.be/98G4VUC7gCc

Share this with your friends. If you have not yet finished your investment, make sure to do so!

Thanks!

The Modern Round Team

Grab the Shotgun!

about 1 month ago

We are excited to announce the next replica firearm platform that Modern Round guests will be able to choose from in our shooting lounges. The **Modern Round Shotgun** provides a realistic feel and pump action that guests will be able to experience in multiple games. *The **Zombies** will be scrambling for cover!*

The **Modern Round Shotgun** will be rolled out over this year to our six locations.

See the link below to get a quick view of what is coming to Modern Round!

https://youtu.be/zxTZPI7nKZY

Share this with your friends. If you have not yet finished your investment, make sure to do so!

Thanks!

The Modern Round Team

Milestone Update

about 1 month ago

All Investors and Followers:

We are a few hundred dollars away from achieving an offering threshold. Once we reach a total investment of $45,000, we will be featured by StartEngine in recognition of achieving this milestone in a Social Media blast on multiple platforms. This boost will serve to get us in front of even more potential investors.

Please encourage your family and friends to invest now!

We will provide updates on our lease and letter of intent negotiations later in the week.

Thanks!

The Modern Round Team

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, That's Eatertainment has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in That's Eatertainment be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

THANK YOU!

about 2 months ago

We want to thank our ***52 new investors*** in **THAT'S EATERTAINMENT CORP.** Your support of our efforts is greatly appreciated and will help us to continue to grow nationwide.

We are negotiating the final points of a letter of intent for a **Modern Round** location in **Dallas, TX**. We should be able to provide more specifics on the site next week.

Visit our website www.modernround.com for updates on upcoming events such as our all-day specials on ***St. Patrick's Day!***

We support all active and retired military, police, EMT, etc. with our ***Hero Tuesday*** every Tuesday at **Modern Round**.

Share this with your family and friends. If you haven't already done so, please make the investment now!

Thanks!

The Modern Round Team

Morning Ritual Update

about 2 months ago

We have entered lease negotiations for the proposed **Morning Ritual** site in **Phoenix, AZ**. **Morning Ritual's** menu will feature a varied mix of breakfast/brunch items including such choices as our *Caprese Omelet, Red Chile Pork Benedict, Lemon Ricotta Pancakes, Cajun Dusted Shrimp & Grits*, and *Green Chile Hash*. Our guests will also be offered a wide variety of *Craft Mimosas* and *Brunch-Crafted Cocktails*. We will keep you updated on the progress of our negotiations.

Please share this with your family and friends. If you have not yet finished your investment, make sure do so!

Thanks!

The Modern Round Team

Riverview Social Update

about 2 months ago

The design team came away from the meetings at NextLinks with exciting ideas for the Canopy Area at **Riverview Social** in **Mesa, AZ**. The link below reveals how we envision virtual golf mixing with **Modern Round** and **Morning Ritual** to present a destination entertainment zone:

https://youtu.be/8rowaWGxmQg

Please share this with your family and friends. Invest now!

Thanks!

The Modern Round Team

Back Home!

about 2 months ago

Our night out at "Shots in the Night" at the Indian Wells Golf Resort in Indian Wells, CA was fantastic! Please go to the following link to get a feel for this electrifying nighttime activity:

https://youtu.be/DEpcR4Rdptc

We also spent the next day with the crew from NextLinks who developed the technology behind the alternative golf experience offered at "Shots in the Night". We see a great opportunity to create a similar golf experience at our Riverview Social project that also includes both **Modern Round** and **Morning Ritual** locations. We will keep you updated as we continue our discussions with the team at NextLinks.

Share this with your friends and family. If you have not finished your investment, make sure to do so!

Thanks!

The Modern Round Team

On the Road Again!

about 2 months ago

Off to California to check out a new virtual golf concept called NextLinks www.nextlinks.com that may give Top Golf a run for its money! We are considering including it in our entertainment experience in the **Riverview Social** project in **Mesa, AZ**. It may also work well in future locations as we expand our virtual entertainment offering.

Share this with your friends. Please invest and tell your friends and family to invest as well.

We will post updates from our visit at NextLinks.

Thanks!

The Modern Round Team





Morning Ritual Glimpse!

about 2 months ago

Our design team gives you a vision in the link below of the second **Morning Ritual** location site that is under letter of intent for **Phoenix, AZ**.

https://youtu.be/GO6lJGVQej4

Share this with your friends. If you have not yet finished your investment, make sure to do so!

Thanks!

Thank You For Your Support!

about 2 months ago

Dear Investors,

Thank you for your support of **THAT'S EATERTAINMENT CORP.** Your efforts enabled us to meet our minimum funding goal on our first day of launching! We are seeking to raise $1.07 million in our campaign and need your ongoing assistance in encouraging others to join our investor base. Please share our campaign page with your friends and coworkers and encourage them to invest: https://www.startengine.com/thats-eatertainment-corp.

Please visit our website to learn more about our six locations: www.modernround.com. We give you the option to immerse yourself into our virtual shooting games at multiple sites, no matter if you are on the West Side of Manhattan or in downtown Chicago.

Best regards,

Ron Miller

Vice President and CFO

THAT'S EATERTAINMENT CORP.

New Modern Round and Morning Ritual Locations

2 months ago

We are in active discussions for a **Modern Round** location in **Dallas, TX** and recently signed a letter of intent for a second **Morning Ritual** location in **Phoenix, AZ**. **Morning Ritual** is our lifestyle driven breakfast/brunch concept that features a Mimosa Bar. Make sure to invest today and share this with your friends.

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Sagar Patel 5 days ago
Are you planning to extend the campaign ??

> **Ronald Miller** That's Eatertainment - Issuer 5 days ago
> Mr. Patel, we are in the process of submitting our 2018 audited results and plan to request an extension of the offering after doing so.

George Bargman a month ago
What does "One Modern Round Membership (Lifetime) " include?

> **Ronald Miller** That's Eatertainment - Issuer a month ago
> Hi George- We charge a $5 annual membership fee for each guest at check-in. As a perk for your investment, we are offering a Lifetime Membership. This means you will never pay a membership fee and it is valid at all of our locations.

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jeremiah perry a month ago
I think this is a really great idea, I had the opportunity at work to use the Virtra system and it is awesome. We joked about how much fun it would be to have some drinks while operating that thing. I can definitely see this competing with things like top golf, I don't play golf but after a few drinks I certainly did have fun and the time and the tab flew by. I did have some questions about expenses though (sorry I got burned by that jackoff Elio), how many employees do you guys currently have (payroll 1.2million) and what does the general and administration expenses entail (2.7 million) that isn't covered in other categories? Ok that's all I can think of I do think this is a great idea.....I just don't want to put in money and have you guys pay off debts and call it quits.

> **Ronald Miller** That's Eatertainment - Issuer a month ago
> Jeremiah, our employee count will fluctuate throughout the year in relation to our level of business. The majority of our employees work in the Peoria, AZ location. We have approximately 60 variable-hour team members and managers at that location. The $1.2 million figure covers our personnel and benefit costs at that location. The $2.7 million of general and administrative costs relates primarily to the costs of our corporate operation that includes legal and accounting fees, rent expense, insurance, research and development costs, royalty fees as well as other professional fees. The costs associated with our corporate staff that includes executive, administrative, marketing and development personnel is included in that figure as well.

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jeremiah perry a month ago
hello, I'm not seeing any filings for 2018, am I missing something?

> **Ronald Miller** That's Eatertainment - Issuer a month ago
> Jeremiah, our 2018 audited financial results are due the end of April. The Form C filing linked to the campaign page does provide some financial information with respect to 2018, especially in Note 17 Subsequent Events, found in the 2017 audited financial results.

Ronald Miller That's Eatertainment - Issuer a month ago
Hi Scott- Please reach out to: info@startengine.com they will be able to get you to the correct person. Thank you for your interest. We look forward to hearing from you soon.

Scott Tobia That's Eatertainment - Potential Investor a month ago
What is an email you can be reached directly at

> **Ronald Miller** That's Eatertainment - Issuer a month ago
> Hi Scott- I apologize for the follow up. The info email is not available. Please use: contact@startengine.com

Ronald Miller **That's Eatertainment - Issuer** a month ago
Hi Scott- Please reach out to: info@startengine.com they will be able to get you to the correct person. Thank you for your interest. We look forward to hearing from you soon.

Ronald Miller **That's Eatertainment - Issuer** 2 months ago
We have signed a letter of intent for a location in Phoenix, AZ for Morning Ritual our lifestyle driven breakfast/brunch concept that features a Mimosa Bar. We are preparing to begin lease negotiations with the landlord.

Trenton Arnold 2 months ago
What's the goal? Are you planning to expand? What's the money going to be used for?

Ronald Miller **That's Eatertainment - Issuer** 2 months ago
Trenton, a key component of our strategic plan is to grow THAT'S EATERTAINMENT CORP. to a much larger organization that is positioned to become a publicly traded company. We are focused on a nationwide expansion of Modern Round. Our current plan is to use the funds from this offering to support the development of our future Modern Round sites including the one planned for our Riverview Social multiple concept project in Mesa, AZ that is under negotiation. A portion of the funds may be used as well for the development of our new Morning Ritual concept and for working capital needs.

(**SHOW MORE COMMENTS**)



Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Modern Round Video 1

Modern Round: A virtual shooting lounge.

Modern Round Video 2

Modern Round layout video demo

Modern Round Video 3

Moder Round games exhibition

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

MODERN ROUND ENTERTAINMENT CORPORATION

1. <u>Name</u>.   The name of the corporation is Modern Round Entertainment Corporation (the "Corporation").

2. <u>Purpose</u>.   The purpose for which the Corporation is organized is the transaction of any lawful business for which corporations may be incorporated under the laws of Nevada, as they may be amended from time to time.

3. <u>Total Shares Authorized to Issue</u>. The Corporation is authorized to issue two classes of stock to be designated as "Common Stock" and "Preferred Stock," The total number of shares of Common Stock which the Corporation is authorized to issue is Two Hundred Million (200,000,000) shares, par value $0.001 per share. The total number of shares of Preferred Stock which the Corporation is authorized to issue is Ten Million Shares (10,000,000) shares, par value $0.001 per share, to be designated in classes or series and the number of each class or series and the voting powers, designations, preferences, limitations, restrictions, relative rights, and distinguishing designation of each class or series of stock as the Board of Directors shall determine in its sole discretion.

4. <u>Statutory Agent</u>.   The name and address of the statutory agent of the Corporation is The Corporation Trust Company of Nevada, 311 South Division Street, Carson City, Nevada 89703.

5. <u>Board of Directors</u>.   The business and affairs of the Corporation shall be conducted by a Board of Directors. The number of directors of the Corporation shall be fixed as set forth in the bylaws of the Corporation and may be increased or decreased from time to time by resolution of the Board of Directors. The Board of Directors shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II, and Class III. Class I directors shall initially serve until the 2016 meeting of stockholders; Class II directors shall initially serve until the 2017 meeting of stockholders; and Class III directors shall initially serve until the 2018 meeting of stockholders. Commencing with the annual meeting of stockholders in 2016, directors of each class, the term of which shall then expire, shall be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. In the case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class shall be apportioned as nearly equal as possible. Any director chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or

her successor shall be elected and qualified or until their earlier death, resignation, disqualification, or removal.

6. Limitation of Liability. To the fullest extent permitted by the Nevada Revised Statutes, as the same exist or may hereafter be amended, a director or officer of the Corporation shall not be liable to the Corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer, unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud, or a knowing violation of law. No repeal, amendment, or modification of this article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corporation occurring prior to such repeal, amendment, or modification.

7. Amendments. The Corporation reserves the right to amend, alter, change, or repeal all or any portion of the provisions contained in these articles of incorporation from time to time in accordance with the laws of the state of Nevada, and all rights conferred on stockholders herein are granted subject to this reservation.

8. Control Share Acquisition. The Corporation elects to be governed by the provisions of NRS §78.378 to NRS §78.3793, inclusive, of the Nevada Business Corporation Law.

9. Combinations with Interested Stockholders. The Corporation elects to be governed by the provisions of NRS §78.411 to NRS §78.444, inclusive, of the Nevada Business Corporation Law.

EXECUTED this 11th day of February 2016.

MODERN ROUND ENTERTAINMENT CORPORATION

By:

Ronald L. Miller, Jr., Vice President, Chief Financial Officer, and Secretary




BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske Barbara K. Cegavske Secretary of State State of Nevada	**20180248627-00**
	Filing Date and Time
	05/31/2018 2:35 PM
	Entity Number
	E0564572013-7

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

MODERN ROUND ENTERTAINMENT CORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

Article I - NAME

The exact name of this corporation is: THAT'S EATERTAINMENT CORP.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 82

4. Effective date and time of filing: (optional)   Date: _____   Time: _____
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15